UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 2021

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☒

Consolidated Interim Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Santiago, Chile
March 31, 2021 and as of December 31, 2020

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Financial Statements

as of March 31, 2021 (unaudited) and December 31, 2020

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Interim Consolidated Financial Statements

I.	Interim Consolidated Statements of Financial Position as of March 31, 2021 (unaudited) and December 31, 2020	1

II.	Interim Consolidated Statements of Income by Function (unaudited)	3

III.	Interim Consolidated Statements of Comprehensive Income (unaudited)	4

IV.	Interim Consolidated Statements of Changes in Equity (unaudited)	5

V.	Interim Consolidated Statements of Direct Cash Flows (unaudited)	6

VI.	Notes to the Interim Consolidated Financial Statements (unaudited)

Interim Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

as of March 31, 2021 and December 31, 2020

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Interim Consolidated Statements of Financial Position

as of March 31, 2021 (unaudited) and December 31, 2020

	NOTE	03.31.2021	12.31.2020
ASSETS		CLP (000’s)	CLP (000’s)
Current assets:

Cash and cash equivalents	4	208,294,736	309,530,699
Other financial assets	5	221,858,127	140,304,853
Other non-financial assets	6	14,189,580	13,374,381
Trade and other accounts receivable, net	7	177,000,344	194,021,253
Accounts receivable from related companies	12.1	12,890,237	11,875,408
Inventory	8	137,599,780	127,972,650
Current tax assets	9	1,120,999	218,472
Total Current Assets		772,953,803	797,297,716

Non-Current Assets:
Other financial assets	5	187,809,389	162,013,278
Other non-financial assets	6	77,219,385	90,242,672
Trade and other receivables	7	79,694	73,862
Accounts receivable from related parties	12.1	138,375	138,346
Investments accounted for under the equity method	14	86,057,949	87,956,354
Intangible assets other than goodwill	15	611,119,834	604,514,165
Goodwill	16	96,002,213	98,325,593
Property, plant and equipment	11	596,843,055	605,576,545
Deferred tax assets	10.2	1,872,571	1,925,869
Total Non-Current Assets		1,657,142,465	1,650,766,684

Total Assets		2,430,096,268	2,448,064,400

The accompanying notes 1 to 32 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Interim Consolidated Statements of Financial Position

as of March 31, 2021 (unaudited) and December 31, 2020

	NOTE	03.31.2021	12.31.2020
LIABILITIES AND EQUITY		CLP (000’s)	CLP (000’s)
LIABILITIES
Current Liabilities
Other financial liabilities	17	34,915,138	38,566,724
Trade and other accounts payable	18	206,054,007	230,445,809
Accounts payable to related parties	12.2	24,478,246	39,541,968
Other provisions	19	1,569,097	1,335,337
Tax liabilities	9	15,062,153	8,828,599
Employee benefits current provisions	13	18,159,825	31,071,019
Other non-financial liabilities	20	2,673,230	28,266,730
Total Current Liabilities		302,911,696	378,056,186

Other financial liabilities, non-current	17	995,942,662	989,829,569
Accounts payable, non-current	18	307,271	295,279
Accounts payable to related companies, non-current	12.2	9,992,480	10,790,089
Other provisions, non-current	19	46,397,550	48,734,936
Deferred tax liabilities	10.2	149,798,423	153,669,547
Employee benefits non-current provisions	13	14,424,295	13,635,558
Other non-financial liabilities, non-current	20	19,843,056	21,472,048
Tax liabilities, non-current	9	-	20,597
Total Non-current liabilities		1,236,705,737	1,238,447,623

EQUITY	21
Issued capital		270,737,574	270,737,574
Retained earnings		712,643,006	654,171,126
Other reserves		(115,068,163)	(113,727,586)
Equity attributable to equity holders of the parent		868,312,417	811,181,114
Non-controlling interests		22,166,418	20,379,477
Total Equity		890,478,835	831,560,591
Total Liabilities and Equity		2,430,096,268	2,448,064,400

The accompanying notes 1 to 32 form an integral part of these Consolidated Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Interim Consolidated Statements of Income by Function

For the periods ended March 31, 2021 and 2020 (unaudited)

		01.01.2021	01.01.2020
	NOTE	03.31.2021	03.31.2020
		CLP (000’s)	CLP (000’s)
Net sales		509,007,243	504,614,612
Cost of sales	8 - 25	(308,951,272)	(292,631,142)
Gross Profit		200,055,971	211,983,470
Other income	26	229,643	597,542
Distribution expenses	25	(43,052,817)	(45,964,550)
Administrative expenses	25	(77,897,343)	(90,062,360)
Other expenses	27	(3,471,138)	(3,518,974)
Other (loss) gains	29	-	855
Financial income	28	3,814,467	2,111,748
Financial expenses	28	(12,887,291)	(12,394,064)
Share of profit (loss) of investments in associates and joint ventures accounted for using the equity method	14.3	668,107	1,035,394
Foreign exchange differences		121,659	(799,501)
Income by indexation units		(4,860,353)	(6,378,331)
Net income before income taxes		62,720,905	56,611,229
Income tax expense	10.1	(19,382,007)	(7,622,492)
Net income		43,338,898	48,988,737

Net income attributable to
Owners of the controller		42,119,137	47,990,518
Non-controlling interests		1,219,761	998,219
Net income		43,338,898	48,988,737

Earnings per Share, basic and diluted in ongoing operations		CLP	CLP
Earnings per Series A Share	21.5	42.38	48.29
Earnings per Series B Share	21.5	46.62	53.11

The accompanying notes 1 to 32 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the periods ended March 31, 2021 and 2020 (unaudited)

	01.01.2021	01.01.2020
	03.31.2021	03.31.2020
	CLP (000’s)	CLP (000’s)
Net income	43,338,898	48,988,737
Other Comprehensive Income:
Components of other comprehensive income that will not be reclassified to net income for the period, before taxes
Actuarial Gains (losses) from defined benefit plans	(986,805)	-
Components of other comprehensive income that will be reclassified to net income for the period, before taxes
Gain (losses) from exchange rate translation differences	(18,076,260)	(7,732,833)
Gain (losses) from cash flow hedges	8,085,108	(12,369,873)
Income tax related to components of other comprehensive income that will not be reclassified to net income for the period
Income tax benefit related to defined benefit plans	266,437	-

Income tax related to components of other comprehensive income that will be reclassified to net income for the period
Income tax related to exchange rate translation differences	12,520,201	5,030,139
Income tax related to cash flow hedges	(2,582,078)	1,904,174
Other comprehensive income, total	(773,397)	(13,168,393)
Total comprehensive income	42,565,501	35,820,344
Total comprehensive income attributable to:
Equity holders of the controller	40,778,560	34,168,981
Non-controlling interests	1,786,941	1,651,363
Total comprehensive income	42,565,501	35,820,344

The accompanying notes 1 to 32 form an integral part of these Consolidated Financial Statements.

EMBOTELLADORA  ANDINA S.A. AND SUBSIDIARIES

Interim Consolidated Statements of Changes in Equity

For the periods ended March 31, 2021 and 2020 (unaudited)

		Other reserves
	Issued Capital	Reserves for exchange rate differences	Cash Flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves	Retained earnings	Controlling equity	Non-controlling interests	Total Equity
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Opening balance as of 01.01.2021	270,737,574	(517,496,486)	(24,719,533)	(4,663,193)	433,151,626	(113,727,586)	654,171,126	811,181,114	20,379,477	831,560,591
Changes in equity
Comprehensive income
Earnings	-	-	-	-	-	-	42,119,137	42,119,137	1,219,761	43.338.898
Other comprehensive income	-	(6,122,645)	5,505,199	(723,131)	-	(1,340,577)	-	(1,340,577)	567,180	(773.397)
Comprehensive income	-	(6,122,645)	5,505,199	(723,131)	-	(1,340,577)		40,778,560	1,786,941	42.565.501
Dividends	-	-	-	-	-	-			-
Increase (decrease) from other changes	-	-	-	-	-	-	16,352,743	16,352,743	-	16,352,743
Total Changes in equity	-	(6,122,645)	5,505,199	(723,131)	-	(1,340,577)	58,471,880	57,131,303	1,786,941	58,918,244

Ending balance as of 03.31.2021	270,737,574	(523,619,131)	(19,214,334)	(5,386,324)	433,151,626	(115,068,163)	712,643,006	868,312,417	22,166,418	890,478,835

		Other reserves
	Issued Capital	Reserves for exchange rate differences	Cash Flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves	Retained earnings	Controlling equity	Non-controlling interests	Total Equity
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Opening balance as of 01.01.2020	270,737,574	(339,076,340)	(14,850,683)	(2,230,752)	433,151,626	76,993,851	600,918,265	948,649,690	20,254,258	968,903,948
Changes in equity
Comprehensive income
Earnings	-	-		-	-	-	47,990,518	47,990,518	998,219	48.988.737
Other comprehensive income	-	(3,355,585)	(10,465,952)	-	-	(13,821,537)	-	(13,821,537)	653,144	(13.168.393)
Comprehensive income	-	(3,355,585)	(10,465,952)	-	-	(13,821,537)	47,990,518	34,168,981	1,651,363	35.820.344
Dividends	-	-	-	-	-	-	-	-	-	-
Increase (decrease) from Other changes	-	-	-	-	-	-	12,328,194	12,328,194	-	12,328,194
Total Changes in equity	-	(3,355,585)	(10,465,952)	-	-	(13,821,537)	60,318,712	46,497,175	1,651,363	48,148,538

Ending balance as of 03.31.2020	270,737,574	(342,431,925)	(25,316,635)	(2,230,752)	433,151,626	63,172,314	661,236,977	995,146,865	21,905,621	1,017,052,486

The accompanying notes 1 to 32 form an integral part of the Consolidated Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Interim Consolidated Statements of Direct Cash Flows

For the periods ended March 31, 2021 and 2020 (unaudited)

		01.01.2021	01.01.2020
Cash flows provided by (used in) Operating Activities	NOTE	03.31.2021	03.31.2020
Cash flows provided by Operating Activities		CLP (000’s)	CLP (000’s)
Receipts from the sale of goods and the rendering of services (including taxes)		707,559,116	744,324,530
Payments for Operating Activities
Payments to suppliers for goods and services (including taxes)		(519,235,812)	(500,259,388)
Payments to and on behalf of employees		(58,079,733)	(64,198,477)
Other payments for operating activities (value-added taxes on purchases, sales and others)		(75,964,831)	(98,933,698)
Dividends received
Interest payments		(20,520,161)	(18,203,609)
Interest received		3,011,614	1,646,393
Income tax payments		(11,075,920)	(14,579,451)
Other cash movements (tax on bank debits Argentina and others)		(1,370,361)	(1,270,447)
Cash flows provided by (used in) Operating Activities		24,323,912	48,525,853

Cash flows provided by (used in) Investing Activities
Proceeds from sale of Property, plant and equipment		3,089	-
Purchase of Property, plant and equipment		(13,367,344)	(30,212,523)
Purchase of intangible assets		-	-
Proceeds from other long term assets (withdrawal of time-deposits at 90 days or longer term)		-	-
Payments on forward, term, option and financial exchange agreements		18,956	-
Collection on forward, term, option and financial exchange agreements		100,937	3,493,069
Other payments on the purchase of financial instruments		(80,463,998)	(30,747)
Net cash flows used in Investing Activities		(93,708,360)	(26,750,201)

Cash Flows generated from (used in) Financing Activities
Proceeds from short term loans
Payments of loans		(5,280)	(1,306,019)
Lease liability payments		(827,263)	(988,415)
Dividend payments by the reporting entity		(25,841,367)	(22,471,139)
Other inflows (outflows) of cash (Placement and payment of public obligations)		(4,308,860)	225,028,027
Net cash flows (used in) generated by Financing Activities		(30,982,770)	200,262,454
Net increase in cash and cash equivalents before exchange differences		(100,367,218)	222,038,106
Effects of exchange differences on cash and cash equivalents		(66,167)	1,294,477
Effects of inflation in cash and cash equivalents in Argentina		(802,578)	1,244,270
Net increase (decrease) in cash and cash equivalents		(101,235,963)	224,576,853
Cash and cash equivalents – beginning of period	4	309,530,699	157,567,986
Cash and cash equivalents - end of period	4	208,294,736	382,144,839

The accompanying notes 1 to 32 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

1 – CORPORATE INFORMATION

Embotelladora Andina S.A. RUT (Chilean Taxpayer Id. N°) 91.144.000-8 (hereinafter “Andina,” and together with its subsidiaries, the “Company”) is an open stock corporation, whose corporate address and principal offices are located at Miraflores 9153, borough of Renca, Santiago, Chile. The Company is registered under No. 00124 of the Securities Registry and is regulated by Chile’s Financial Market Commission (hereinafter “CMF”) and pursuant to Chile’s Law 18,046 is subject to the supervision of this entity. It is also registered with the U.S. Securities and Exchange Commission (hereinafter “SEC”) and its stock is traded on the New York Stock Exchange since 1994.

The principal activity of Embotelladora Andina S.A. is to produce, bottle, commercialize and distribute the products under registered trademarks of The Coca-Cola Company (TCCC). The Company maintains operations and is licensed to produce, commercialize and distribute such products in certain territories in Chile, Brazil, Argentina and Paraguay

In Chile, the territories in which it has such a license are the Metropolitan Region; the province of San Antonio, the V Region; the province of Cachapoal including the commune of San Vicente de Tagua-Tagua, the VI Region; the II Region of Antofagasta; the III Region of Atacama, the IV Region of Coquimbo XI Region de Aysén del General Carlos Ibáñez del Campo; XII Region of Magallanes and Chilean Antarctic. In Brazil, the aforementioned license covers much of the state of Rio de Janeiro, the entire state of Espirito Santo, and part of the states of Sao Paulo and Minas Gerais. In Argentina it includes the provinces of Córdoba, Mendoza, San Juan, San Luis, Entre Ríos, as well as part of the provinces of Santa Fe and Buenos Aires, Chubut, Santa Cruz, Neuquén, Río Negro, La Pampa, Tierra del Fuego, Antarctica and South Atlantic Islands. Finally, in Paraguay the territory comprises the whole country. The bottling agreement for the territories in Chile expires in October 2023; in Argentina it expires in 2022; in Brazil it expires in 2022, and in Paraguay it expires in 2022. Said agreements are renewable upon the request of the licensee and at the sole discretion of The Coca-Cola Company.

As of the date of these consolidated financial statements, regarding Andina’s principal shareholders, the Controlling Group holds 55.38% of the outstanding shares with voting rights, corresponding to the Series A shares. The Controlling Group is composed of the Chadwick Claro, Garcés Silva, Said Handal and Said Somavía families, who control the Company in equal parts.

These Consolidated Financial Statements reflect the consolidated financial position of Embotelladora Andina S.A. and its Subsidiaries, which were approved by the Board of Directors on April 27, 2021.

2 – BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND APPLICATION OF ACCOUNTING CRITERIA

2.1       Accounting principles and basis of preparation

The Company’s Interim Consolidated Financial Statements for the period ended March 31, 2021 and the fiscal year ended December 31, 2020, have been prepared in accordance with International Accounting Standard N° 34 (IAS 34) incorporated in the International Financial Reporting Standards (hereinafter "IFRS") issued by the International Accounting Standards Board (hereinafter "IASB").

These Interim Consolidated Financial Statements have been prepared following the going concern principle by applying the historical cost method, with the exception, according to IFRS, of those assets and liabilities that are recorded at fair value.

These Interim Consolidated Statements reflect the consolidated financial position of Embotelladora Andina S.A. and its Subsidiaries as of March 31, 2021 and December 31, 2020 and the results of operations for the periods between January 1 and March 31, 2021 and 2020, together with the statements of changes in equity and cash flows for the same periods.

These Consolidated Financial Statements have been prepared based on the accounting records maintained by the Parent Company and by the other entities that are part of the Company and are presented in thousands of Chilean pesos (unless expressly stated) as this is the functional and presentation currency of the Company. Foreign operations are included in accordance with the accounting policies established in Notes 2.5.

2.2       Subsidiaries and consolidation

Subsidiary entities are those companies directly or indirectly controlled by Embotelladora Andina. Control is obtained when the Company has power over the investee, when it has exposure or is entitled to variable returns from its involvement in the investee and when it has the ability to use its power to influence the amount of investor returns. They include assets and liabilities, results of operations, and cash flows for the periods reported. Income or losses from subsidiaries acquired or sold are included in the Consolidated Financial Statements from the effective date of acquisition through the effective date of disposal, as applicable.

The acquisition method is used to account for the acquisition of subsidiaries. The consideration transferred for the acquisition of the subsidiary is the fair value of assets transferred, equity securities issued, liabilities incurred or assumed on the date that control is obtained. Identifiable assets acquired, and identifiable liabilities and contingencies assumed in a business combination are accounted for initially at their fair values at the acquisition date. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If the consideration is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Intercompany transactions, balances and unrealized gains on transactions between Group entities are eliminated. Unrealized losses are also eliminated. When necessary, the accounting policies of the subsidiaries are modified to ensure uniformity with the policies adopted by the Group.

The interest of non-controlling shareholders is presented in the consolidated statement of changes in equity and the consolidated statement of income by function under "Non-Controlling Interest" and “Earnings attributable to non-controlling interests", respectively.

The consolidated financial statements include all assets, liabilities, income, expenses, and cash flows of the Company and its subsidiaries after eliminating balances and transaction among the Group’s entities, the subsidiary companies included in the consolidation are the following:

		Ownership interest
		03.31.2021			12.31.2020
Taxpayer ID	Company Name	Direct	Indirect	Total	Direct	Indirect	Total
59.144.140-K	Abisa Corp S.A.	-	99.99	99.99	-	99.99	99.99
Foreign	Aconcagua Investing Ltda.	0.70	99.28	99.98	0.70	99.28	99.98
96.842.970-1	Andina Bottling Investments S.A.	99.9	0.09	99.99	99.9	0.09	99.99
96.972.760-9	Andina Bottling Investments Dos S.A.	99.9	0.09	99.99	99.9	0.09	99.99
Foreign	Andina Empaques Argentina S.A.	-	99.98	99.98	-	99.98	99.98
96.836.750-1	Andina Inversiones Societarias S.A.	99.98	0.01	99.99	99.98	0.01	99.99
76.070.406-7	Embotelladora Andina Chile S.A.	99.99	-	99.99	99.99	-	99.99
Foreign	Embotelladora del Atlántico S.A.	0.92	99.07	99.99	0.92	99.07	99.99
96.705.990-0	Envases Central S.A.	59.27	-	59.27	59.27	-	59.27
Foreign	Paraguay Refrescos S.A.	0.08	97.75	97.83	0.08	97.75	97.83
76.276.604-3	Red de Transportes Comerciales Ltda.	99.9	0.09	99.99	99.9	0.09	99.99
Foreign	Rio de Janeiro Refrescos Ltda.	-	99.99	99.99	-	99.99	99.99
78.536.950-5	Servicios Multivending Ltda.	99.9	0.09	99.99	99.9	0.09	99.99
78.861.790-9	Transportes Andina Refrescos Ltda.	99.9	0.09	99.99	99.9	0.09	99.99
96.928.520-7	Transportes Polar S.A.	99.99	-	99.99	99.99	-	99.99
76.389.720-6	Vital Aguas S.A.	66.50	-	66.50	66.50	-	66.50
93.899.000-k	Vital Jugos S.A.	15.00	50.00	65.00	15.00	50.00	65.00

2.3       Investments in associates and joint ventures

Ownership interest held by the Group in joint ventures and associates are recorded following the equity method. According to the equity method, the investment in an associate or joint venture is initially recorded at cost. As of the date of acquisition, the investment in the statement of financial position is recorded by the proportion of its total assets, which represents the Group's participation in its capital, once adjusted, where appropriate, the effect of the transactions made with the Group, plus capital gains that have been generated in the acquisition of the company.

Dividends received from these companies are recorded by reducing the value of the investment and the results obtained by them, which correspond to the Group according to its ownership, are recorded under the item “Participation in profit (loss) of associates accounted for by the equity method.”

2.3.1       Investments in Associates

Associates are all entities over which the Group exercises significant influence but does not have control. Significant influence is the power to intervene in the financial and operating policy decisions of the associate, without having control or joint control over it. The results of these associates are accounted for using the equity method. Accounting policies of the associates are changed, where necessary, to ensure conformity with the policies adopted by the Company and unrealized gains are eliminated.

2.3.2       Joint arrangements

Joint arrangements are those entities in which the Group exercises control through an agreement with other shareholders and jointly with them, that is, when decisions on their relevant activities require the unanimous consent of the parties that share control.

Depending on the rights and obligations of the parties, joint arrangements are classified as:

-	Joint venture: agreement whereby the parties exercising joint control are entitled to the net assets of the entity. Joint ventures are integrated into the consolidated financial statements by the equity method, as described above.

-	Joint operation: agreement whereby the parties exercising joint control are entitled to the assets and obligations with respect to the liabilities related to the agreement. Joint operations are consolidated by proportionally integrating the assets and liabilities affected by said operation.

To determine the type of joint agreement that derives from a contractual agreement, Group Management evaluates the structure and legal form of the agreement, the terms agreed by the parties, as well as other relevant factors and circumstances.

Embotelladora Andina does not have joint arrangements that qualify as a joint operation business.

2.4       Financial reporting by operating segment

“IFRS 8 Operating Segments” requires that entities disclose information on the results of operating segments. In general, this is information that Management and the Board of Directors use internally to assess performance of segments and allocate resources to them. Therefore, the following operating segments have been determined based on geographic location:

•         Operation in Chile

•         Operation in Brazil

•         Operation in Argentina

•         Operation in Paraguay

2.5       Functional currency and presentation currency

2.5.1       Functional currency

Items included in the financial statements of each of the entities in the Company are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The functional currency of each of the Operations is the following:

Company	Functional Currency
Embotelladora del Atlántico	Argentine Peso (ARS)
Embotelladora Andina	Chilean Peso (CLP)
Paraguay Refrescos	Paraguayan Guaraní (PYG)
Rio de Janeiro Refrescos	Brazil Real (BRL)

Foreign currency-denominated monetary assets and liabilities are converted to the functional currency at the spot exchange rate in effect on the closing date.

All differences arising from the liquidation or conversion of monetary items are recorded in the income statement, with the exception of the monetary items designated as part of the hedging of the Group's net investment in a business abroad. These differences are recorded under other comprehensive income until the disposal of the net investment, at which point they are reclassified to the income statement. Tax adjustments attributable to exchange differences in these monetary items are also recognized under other comprehensive income.

Non-monetary items that are valued at historical cost in a foreign currency are converted using the exchange rate in effect at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are converted using the exchange rate in effect at the date on which fair value is determined. Losses or gains arising from the conversion of non-monetary items measured at fair value are recorded in accordance with the recognition of losses or gains arising from the change in the fair value of the respective item (e.g., exchange differences arising from items whose fair value gains or losses are recognized in another overall result or in results are also recognized under comprehensive income ).

Functional currency in hyperinflationary economies

Beginning July 2018, Argentina's economy is considered as hyperinflationary, according to the criteria established in the International Accounting Standard No. 29 “Financial information in hyperinflationary economies” (IAS 29). This determination was carried out based on a series of qualitative and quantitative criteria, including an accumulated inflation rate of more than 100% for three years. In accordance with IAS 29, the financial statements of companies in which Embotelladora Andina S.A. participates in Argentina have been retrospectively restated by applying a general price index to the historical cost, in order to reflect the changes in the purchasing power of the Argentine peso, as of the closing date of these financial statements.

Non-monetary assets and liabilities were restated since February 2003, the last date an inflation adjustment was applied for accounting purposes in Argentina. In this context, it should be mentioned that the Group made its transition to IFRS on January 1, 2004, applying the attributed cost exemption for Property, plant and equipment.

For consolidation purposes in Embotelladora Andina S.A. and as a result of the adoption of IAS 29, the results and financial situation of our Argentine subsidiaries were converted to the closing exchange rate, in accordance with IAS 21 "Effects of foreign currency exchange rate variations", when dealing with a hyperinflationary economy.

The comparative amounts in the consolidated financial statements are those that were presented as current year amounts in the relevant financial statements of the previous year (i.e., not adjusted for subsequent changes in price level or exchange rates). This results in differences between the closing net equity of the previous year and the opening net equity of the current year and, as an accounting policy option, these changes are presented as follows: (a) the re-measurement of Opening balances under IAS 29 as an adjustment to equity and (b) subsequent effects, including re-expression under IAS 21 , as "Exchange rate differences in the conversion of foreign operations" under other comprehensive income.

Inflation for the periods from January to March 2021 and from January to December 2020 was 11.73% and 36.01%, respectively.

2.5.2       Presentation currency

The presentation currency is the Chilean peso, which is the functional currency of the parent company, for such purposes, the financial statements of subsidiaries are translated from the functional currency to the presentation currency as indicated below:

a.	Translation of financial statements whose functional currency does not correspond to hyperinflationary economies (Brazil and Paraguay)

Financial statements measured as indicated are translated to the presentation currency as follows:

•	The statement of financial position is translated to the closing exchange rate at the financial statement date and the income statement is translated at the average monthly exchange rates, the differences that result are recognized in equity under other comprehensive income.

•	Cash flow income statement are also translated at average exchange rates for each transaction.

•	In the case of the disposal of an investment abroad, the component of other comprehensive income (OCI) relating to that investment is reclassified to the income statement.

b.	Translation of financial statements whose functional currency corresponds to hyperinflationary economies (Argentina)

Financial statements of economies with a hyperinflationary economic environment, are recognized according to IAS 29 Financial Information in Hyperinflationary Economies, and subsequently converted to Chilean pesos as follows:

•	The statement of financial position sheet is translated at the closing exchange rate at the financial statements date.

•	The income statement is translated at the closing exchange rate at the financial statements date

•	The statement of cash flows is converted to the closing exchange rate at the date of the financial statements.

•	For the disposal of an investment abroad, the component of other comprehensive income (OCI) relating to that investment is reclassified to the income statement.

2.5.3	Exchange rates

Exchange rates regarding the Chilean peso in effect at the end of each period are as follows:

Date	USD	BRL	ARS	PYG
03.31.2021	721.82	126.69	7.85	0.114
12.31.2020	710.95	136.80	8.44	0.103
03.31.2020	852.03	163.85	13.22	0.129

2.6	Property, plant, and equipment

The elements of Property, plant and equipment, are valued for their acquisition cost, net of their corresponding accumulated depreciation, and of the impairment losses they have experienced.

The cost of the items of Property, plant and equipment include in addition to the price paid for the acquisition: i) the financial expenses accrued during the construction period that are directly attributable to the acquisition, construction or production of qualified assets, which are those that require a substantial period of time before being ready for use, such as production facilities. The Group defines a substantial period as one that exceeds twelve months. The interest rate used is that corresponding to specific financing or, if it does not exist, the weighted average financing rate of the Company making the investment; and ii) personnel expenses directly related to the construction in progress.

Construction in progress is transferred to operating assets after the end of the trial period when they are available for use, from which moment depreciation begins.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset only when it is probable that future economic benefits associated with the items of Property, plant and equipment will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. Repairs and maintenance are charged to the income statement in the reporting period in which they are incurred.

Land is not depreciated since it has an indefinite useful life. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts to their residual values over their estimated useful lives.

The estimated useful lives by asset category are:

Assets	Range in years
Buildings	15-80
Plant and equipment	5-20
Warehouse installations and accessories	10-50
Furniture and supplies	4-5
Motor vehicles	4-10
Other Property, plant and equipment	3-10
Bottles and containers	2-5

The residual value and useful lives of Property, plant and equipment are reviewed and adjusted at the end of each fiscal year, if appropriate.

The Company assesses on each reporting date if there is evidence that an asset may be impaired. The Group estimates the recoverable amount of the asset, if there is evidence, or when an annual impairment test is required for an asset.

Gains and losses on disposals of property, plant, and equipment are calculated by comparing the proceeds to the carrying amount and are charged to other expenses by function or other gains, as appropriate in the statement of comprehensive income.

2.7	Intangible assets and Goodwill

2.7.1	Goodwill

Goodwill represents the excess of the consideration transferred over the Company’s interest in the net fair value of the net identifiable assets of the subsidiary and the fair value of the non-controlling interest in the subsidiary on the acquisition date. Since goodwill is an intangible asset with indefinite useful life, it is recognized separately and tested annually for impairment. Goodwill is carried at cost less accumulated impairment losses.

Gains and losses on the sale of an entity include the carrying amount of goodwill related to that entity.

Goodwill is assigned to each cash generating unit (CGU) or group of cash-generating units, from where it is expected to benefit from the synergies arising from the business combination. Such CGUs or groups of CGUs represent the lowest level in the organization at which goodwill is monitored for internal management purposes.

2.7.2	Distribution rights

Distribution rights are contractual rights to produce and/or distribute products under the Coca-Cola brand and other brands in certain territories in Argentina, Brazil, Chile and Paraguay that were acquired during Business Combination. Distribution rights are born from the process of valuation at fair value of the assets and liabilities of companies acquired in business combinations. Distribution rights have an indefinite useful life and are not amortized, (as they are permanently renewed by The Coca-Cola Company) and therefore are subject to impairment tests on an annual basis.

2.7.3	Software

Carrying amounts correspond to internal and external software development costs, which are capitalized once the recognition criteria in IAS 38, Intangible Assets, have been met. Their accounting recognition is initially realized for their acquisition or production cost and, subsequently, they are valued at their net cost of their corresponding accumulated amortization and of the impairment losses that, if applicable, they have experienced. The aforementioned software is amortized within four years.

2.8	Impairment of non-financial assets

Assets that have an indefinite useful life, such as intangibles related to distribution rights and goodwill, are not amortized and are tested annually for impairment or more frequently if events or changes in circumstances indicate a potential impairment. Assets that are subject to amortization are tested for impairment whenever there is an event or change in circumstances indicating that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying value of the asset exceeds its recoverable amount. The recoverable amount is the greater of an asset’s fair value less costs to sell or its value in use.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units - CGU).

Regardless of what was stated in the previous paragraph, in the case of CGUs to which capital gains or intangible assets have been assigned with an indefinite useful life, the analysis of their recoverability is carried out systematically at the end of each fiscal year. These indications may include new legal provisions, change in the economic environment that affects business performance indicators, competition movements, or the disposal of an important part of a CGU.

Management reviews business performance based on geographic segments. Goodwill is monitored at the operating segment level that includes the different cash generating units in operations in Chile, Brazil, Argentina and Paraguay. The impairment of distribution rights is monitored geographically in the CGU or group of cash generating units, which correspond to specific territories for which Coca-Cola distribution rights have been acquired. These cash generating units or groups of cash generating units are composed of the following segments:

-	Operation in Chile;

-	Operation in Argentina;

-	Operation in Brazil (State of Rio de Janeiro and Espirito Santo, Ipiranga territories, investment in the Sorocaba associate and investment in the Leão Alimentos S.A. associate);

-	Operation in Paraguay

To check if goodwill has suffered a loss due to impairment of value, the Company compares the book value thereof with its recoverable value, and recognizes an impairment loss, for the excess of the asset's carrying amount over its recoverable amount. To determine the recoverable values of the CGU, management considers the discounted cash flow method as the most appropriate.

The main assumptions used in the annual test are:

a)    Discount rate

The discount rate applied in the annual test carried out in December 2020 was estimated using the CAPM (Capital Asset Pricing Model) methodology, which allows estimating a discount rate according to the level of risk of the CGU in the country where it operates. A nominal discount rate in local currency before tax is used according to the following table:

Discount rates
Argentina	28.1%
Chile	7.2%
Brazil	9.9%
Paraguay	9.3%

b)	Other assumptions

The financial projections to determine the net present value of the future cash flows of the CGUs are modeled based on the main historical variables and the respective budgets approved by the CGU. In this regard, a conservative growth rate is used, which reaches 5% for the carbonated beverage category and up to 7% for less developed categories such as juices and waters. Beyond the fifth year of projection, growth perpetuity rates are established per operation ranging from 1% to 2.5% depending on the degree of maturity of the consumption of the products in each operation. In this sense, the variables with greatest sensitivity in these projections are the discount rates applied in the determination of the net present value of projected cash flows, growth perpetuities and EBITDA margins considered in each CGU.

In order to sensitize the impairment test, variations were made to the main variables used in the model. Ranges used for each of the modified variables are:

-	Discount Rate: Increase / Decrease of up to 100 bps as a value in the rate at which future cash flows are discounted to bring them to present value

-	Perpetuity: Increase / Decrease of up to 75 bps in the rate to calculate the perpetual growth of future cash flows

-	EBITDA margin: Increase / Decrease of 100 bps of EBITDA margin of operations, which is applied per year for the projected periods, that is, for the years 2021-2025

In each sensitization scenario of the of the 3 variables mentioned above, no signs of impairment were observed for the Company's CGUs.

The Company performs the impairment analysis on an annual basis. As a result of the tests conducted as of December 31, 2020, no evidence of impairment was identified in any of the CGUs listed above, assuming conservative EBITDA margin projections and in line with market history.

Despite the deterioration in macroeconomic conditions experienced by the economies of the countries in which operations are carried out and as a result of the pandemic, the impairment test yielded recovery values higher than the book values of assets, including those for the sensitivity calculations in the stress test conducted on the model

No impairment indicators have been identified during the 2021 period.

2.9	Financial instruments

A financial instrument is any contract that results in the recognition of a financial asset in one entity and a financial liability or equity instrument in another entity.

2.9.1	Financial assets

Pursuant to IFRS 9 “Financial Instruments”, except for certain trade accounts receivable, the Group initially measures a financial asset at its fair value plus transaction costs, in the case of a financial asset that is not at fair value, reflecting changes in P&L.

The classification is based on two criteria: (a) the Group's business model for the purpose of managing financial assets to obtain contractual cash flows; and (b) if the contractual cash flows of financial instruments represent "solely payments of principal and interest” on the outstanding principal amount (the “SPPI criterion”). According to IFRS 9, financial assets are subsequently measured at (i) fair value with changes in P&L (FVPL), (ii) amortized cost or (iii) fair value through other comprehensive income (FVOCI).

The subsequent classification and measurement of the Group's financial assets are as follows:

-	Financial asset at amortized cost for financial instruments that are maintained within a business model with the objective of maintaining the financial assets to collect contractual cash flows that meet the SPPI criterion. This category includes the Group’s trade and other accounts receivable.

Financial assets measured at fair value with changes in other comprehensive income (FVOCI), with gains or losses recognized in P&L at the time of liquidation. Financial assets in this category correspond to the Group's instruments that meet the SPPI criterion and are kept within a business model both to collect cash flows and to sell.

Other financial assets are classified and subsequently measures as follows:

Equity instruments at fair value with changes in other comprehensive income (FVOCI) without recognizing earnings or losses in P&L at the time of liquidation. This category only includes equity instruments that the Group intends to keep in the foreseeable future and that the Group has irrevocably chosen to classify in this category in the initial recognition or transition.

Financial assets at fair value with changes in P&L (FVPL) include derivative instruments and equity instruments quoted that the Group had not irrevocably chosen to classify at FVOCI in the initial recognition or transition. This category also includes debt instruments whose cash flow characteristics do not comply with the SPPI criterion or are not kept within a business model whose objective is to recognize contractual cash flows or sale.

A financial asset (or, where applicable, a portion of a financial asset or a portion of a group of similar financial assets) is initially disposed (for example, canceled in the Group's consolidated financial statements) when:

The rights to receive cash flows from the asset have expired,

The Group has transferred the rights to receive the cash flows of the asset or has assumed the obligation to pay all cash flows received without delay to a third party under a transfer agreement; and the Group (a) has substantially transferred all risks and benefits of the asset, or (b) has not substantially transferred or retained all risks and benefits of the asset but has transferred control of the asset.

2.9.2	Financial Liabilities

Financial liabilities are classified as a fair value financial liability at the date of their initial recognition, as appropriate, with changes in results, loans and credits, accounts payable or derivatives designated as hedging instruments in an effective coverage.

All financial liabilities are initially recognized at fair value and transaction costs directly attributable are netted from loans and credits and accounts payable.

The Group's financial liabilities include trade and other accounts payable, loans and credits, including those discovered in current accounts, and derivative financial instruments.

The classification and subsequent measurement of the Group's financial liabilities are as follows:

Fair value financial liabilities with changes in results include financial liabilities held for trading and financial liabilities designated in their initial recognition at fair value with changes in results. The losses or gains of liabilities held for trading are recognized in the income statement.

Loans and credits are valued at cost or amortized using the effective interest rate method. Gains and losses are recognized in the income statement when liabilities are disposed, as well as interest accrued in accordance with the effective interest rate method.

A financial liability is disposed of when the obligation is extinguished, cancelled or expires. Where an existing financial liability is replaced by another of the same lender under substantially different conditions, or where the conditions of an existing liability are substantially modified, such exchange or modification is treated as a disposal of the original liability and the recognition of the new obligation. The difference in the values in the respective books is recognized in the statement of income.

2.9.3	Offsetting financial instruments

Financial assets and financial liabilities are offset with the corresponding net amount presenting the corresponding net amount in the statement of financial position, if:

There is currently a legally enforceable right to offset the amounts recognized, and It is intended to liquidate them for the net amount or to realize the assets and liquidate the liabilities simultaneously.

2.10	Derivatives financial instruments and hedging activities

The Company and its subsidiaries use derivative financial instruments to mitigate risks relating to changes in foreign currency and exchange rates associated with raw materials, and loan obligations. Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value at each closing date. Derivatives are accounted as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

2.10.1	Derivative financial instruments designated as cash flow hedges

At the inception of the transaction, the group documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement within "other gains (losses)”

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss (for example, when foreign currency denominated financial liabilities are translated into their functional currencies). The gain or loss relating to the effective portion of cross currency swaps hedging the effects of changes in foreign exchange rates are recognized in the consolidated income statement within "foreign exchange differences.” When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the consolidated income statement.

2.10.2	Derivative financial instruments not designated for hedging

The fair value of derivative financial instruments that do not qualify for hedge accounting pursuant to IFRS are immediately recognized in the income statement under "Other income and losses". The fair value of these derivatives is recorded under "other current financial assets" or "other current financial liabilities" in the statement of financial position.”

The Company does not use hedge accounting for its foreign investments.

The Company also evaluates the existence of derivatives implicitly in contracts and financial instruments as stipulated by IFRS 9 and classifies them pursuant to their contractual terms and the business model of the group. As of December 31, 2020, the Company had no implicit derivatives

2.10.3	Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the date of the transaction. Fair value is based on the presumption that the transaction to sell the asset or to transfer the liability takes place;

In the asset or liability main market, or In the absence of a main market, in the most advantageous market for the transaction of those assets or liabilities.

The Company maintains assets related to foreign currency derivative contracts which were classified as Other current and non-current financial assets and Other current and non-current financial liabilities, respectively, and are accounted at fair value within the statement of financial position. The Company uses the following hierarchy to determine and disclose the fair value of financial instruments with assessment techniques:

Level 1:    Quote values (unadjusted) in active markets for identical assets or liabilities

Level 2:    Valuation techniques for which the lowest level variable used, which is significant for the calculation, is directly or indirectly observable

Level 3:    Valuation techniques for which the lowest level variable used, which is significant for the calculation, is not observable.

During the reporting periods there were no transfers of items between fair value measurement categories. All of which were valued during the periods using Level 2.

2.11	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods and work in progress includes raw materials, direct labor, other direct costs and manufacturing overhead (based on operating capacity) to bring the goods to marketable condition, but it excludes interest expense. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Spare parts and production materials are stated at the lower of cost or net realizable value.

The initial cost of inventories includes the transfer of losses and gains from cash flow hedges, related to the purchase of raw materials.

Estimates are also made for obsolescence of raw materials and finished products based on turnover and age of the related goods.

2.12	Trade accounts receivable and other accounts receivable

Trade accounts receivable and other accounts receivable are measured and recognized at the transaction price at the time they are generated less the provision for expected credit losses, pursuant to the requirements of IFRS 15, since they do not have a significant financial component, less the provision of expected credit losses. The provision for expected credit losses is made applying a value impairment model based on expected credit losses for the following 12 months. The Group applies a simplified focus for trade receivables, thereby impairment is always recorded referring to expected losses during the whole life of the asset. The carrying amount of the asset is reduced by the provision of expected credit losses, and the loss is recognized in administrative expenses in the consolidated income statement by function.

2.13	Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank balances, time deposits and other short-term highly liquid and low risk of change in value investments and mutual funds with original short-term maturities equal to or less than three months from the date of acquisition.

2.14	Other financial liabilities

Resources obtained from financial institutions as well as the issuance of debt securities are initially recognized at fair value, net of costs incurred during the transaction. Then, liabilities are valued by accruing interests in order to equal the current value with the future value of liabilities payable, using the effective interest rate method.

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualified assets, considered as those that require a substantial period of time in order to get ready for their forecasted use or sale, are added to the cost of those assets until the period in which the assets are substantially ready to be used or sold.

2.15	Income tax

The Company and its subsidiaries in Chile account for income tax according to the net taxable income calculated based on the rules in the Income Tax Law. Subsidiaries in other countries account for income taxes according to the tax regulations of the country in which they operate.

Deferred income taxes are calculated using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements, using the tax rates that have been enacted or substantively enacted on the balance sheet date and are expected to apply when the deferred income tax asset is realized, or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.

The Company does not recognize deferred income taxes for temporary differences from investments in subsidiaries in which the Company can control the timing of the reversal of the temporary differences and it is probable that they will not be reversed in the near future.

The Group offsets deferred tax assets and liabilities if and only if it has legally recognized a right to offset against the tax authority the amounts recognized in those items; and intends to settle the resulting net debts, or to realize the assets and simultaneously settle the debts that have been offset by them.

2.16	Employee benefits

The Company records a liability regarding indemnities for years of service that will be paid to employees in accordance with individual and collective agreements subscribed with employees, which is recorded at actuarial value in accordance with IAS 19 “Employee Benefits”.

Results from updated of actuarial variables are recorded within other comprehensive income in accordance with IAS 19.

Additionally, the Company has retention plans for some officers, which have a provision pursuant to the guidelines of each plan. These plans grant the right to certain officers to receive a cash payment on a certain date once they have fulfilled with the required years of service.

The Company and its subsidiaries have recorded a provision to account for the cost of vacations and other employee benefits on an accrual basis. These liabilities are recorded under current non-financial liabilities.

2.17	Provisions

Provisions for litigation and other contingencies are recognized when the Company has a present legal or constructive obligation as a result of past event, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

2.18	Leases

In accordance with IFRS 16 “Leases” Embotelladora Andina analyzes, at the beginning of the contract, the economic background of the agreement, to determine if the contract is, or contains, a lease, evaluating whether the agreement transfers the right to control the use of an identified asset for a period of time in exchange for a consideration. Control is considered to exist if the client has i) the right to obtain substantially all the economic benefits from the use of an identified asset; and ii) the right to direct the use of the asset.

The Company when operating as a lessee, at the beginning of the lease (on the date the underlying asset is available for use) records an asset for the right-of-use in the statement of financial position (under Property, plant and equipment) and a lease liability (under Other financial liabilities).

This asset is initially recognized at cost, which includes: i) value of the initial measurement of the lease liability; ii) lease payments made up to the start date less lease incentives received; iii) the initial direct costs incurred; and iv) the estimation of costs for dismantling or restoration. Subsequently, the right-of-use asset is measured at cost, adjusted by any new measurement of the lease liability, less accumulated depreciation and accumulated losses due to impairment of value. The right-of-use asset is depreciated in the same terms as the rest of similar depreciable assets, if there is reasonable certainty that the lessee will acquire ownership of the asset at the end of the lease. If such certainty does not exist, the asset depreciates at the shortest period between the useful life of the asset or the lease term.

On the other hand, the lease liability is initially measured at the present value of the lease payments, discounted at the incremental loan rate of the Company, if the interest rate implicit in the lease could not be easily determined. Lease payments included in the measurement of the liability include: i) fixed payments, less any lease incentive receivable; ii) variable lease payments; iii) residual value guarantees; iv) exercise price of a purchase option; and v) penalties for lease termination.

The lease liability is increased to reflect the accumulation of interest and is reduced by the lease payments made. In addition, the carrying amount of the liability is measured again if there is a modification in the terms of the lease (changes in the term, in the amount of payments or in the evaluation of an option to buy or change in the amounts to be paid). Interest expense is recognized as an expense and is distributed among the periods that constitute the lease period, so that a constant interest rate is obtained in each year on the outstanding balance of the lease liability.

Short-term leases, equal to or less than one year, or lease of low-value assets are excepted from the application of the recognition criteria described above, recording the payments associated with the lease as an expense in a linear manner throughout the lease term. The Company does not act as lessor.

2.19	Deposits for returnable containers

This liability comprises cash collateral, or deposit, received from customers for bottles and other returnable containers made available to them.

This liability pertains to the deposit amount that would be reimbursed when the customer or distributor returns the bottles and containers in good condition, together with the original invoice.

This liability is presented under Other current financial liabilities since the Company does not have legal rights to defer settlement for a period in excess of one year. However, the Company does not anticipate any material cash settlements for such amounts during the upcoming year.

2.20	Revenue recognition

The Company recognizes revenue when control over a good or service is transferred to the client. Control refers to the ability of the client to direct the use and obtain substantially all the benefits of the goods and services exchanged. Revenue is measured based on the consideration to which it is expected to be entitled for such transfer of control, excluding amounts collected on behalf of third parties.

Management has defined the following indicators for revenue recognition, applying the five-step model established by IFRS 15 “Revenue from contracts with customers”: 1) Identification of the contract with the customer; 2) Identification of performance obligations; 3) Determination of the transaction price; 4) Assignment of the transaction price; and 5) Recognition of revenue.

All the above conditions are met at the time the products are delivered to the customer. Net sales reflect the units delivered at list price, net of promotions, discounts and taxes.

The revenue recognition criteria of the good provided by Embotelladora Andina corresponds to a single performance obligation that transfers the product to be received to the customer.

2.21	Contributions of The Coca-Cola Company

The Company receives certain discretionary contributions from The Coca-Cola Company (TCCC) mainly related to the financing of advertising and promotional programs for its products in the territories where the Company has distribution licenses. The contribution received from TCCC are recognized in net income after the conditions agreed with TCCC in order to become a creditor to such incentive have been fulfilled, they are recorded as a reduction in the marketing expenses included in the Administration Expenses account. Given its discretionary nature, the portion of contributions received in one period does not imply it will be repeated in the following period.

2.22	Dividend distribution

Dividend distribution to Company shareholders is recorded as a liability in the Company’s Consolidated Financial Statements, considering the 30% minimum dividend of the period’s earnings established by Chilean Corporate Law, unless otherwise agreed in the respective meeting, by the unanimity of the issued shares.

Interim and final dividends are recorded at the time of their approval by the competent body, which in the first case is normally the Board of Directors of the Company, while in the second case it is the responsibility of General Shareholders’ Meeting.

2.23        Critical accounting estimates and judgments

In preparing the consolidated financial statements, the Company has used certain judgments and estimates made to quantify some of the assets, liabilities, income, expenses and commitments. Following is an explanation of the estimates and judgments that might have a material impact on future financial statements.

2.23.1     Impairment of goodwill and intangible assets with indefinite useful lives

The Company tests annually whether goodwill and intangible assets with indefinite useful life (such as distribution rights) have suffered any impairment. The recoverable amounts of cash generating units are generating units are determined based on value in use calculations. The key variables used in the calculations include sales volumes and prices, discount rates, marketing expenses and other economic factors including inflation. The estimation of these variables requires a use of estimates and judgments as they are subject to inherent uncertainties; however, the assumptions are consistent with the Company’s internal planning end past results. Therefore, management evaluates, and updates estimates according to the conditions affecting the variables. If these assets are considered to have been impaired, they will be written off at their estimated fair value or future recovery value according to the lowest discounted cash flows analysis. At December 31, 2020 discounted cash flows in the Company's cash generating units in Chile, Brazil, Argentina and Paraguay generated a higher value than the carrying values of the respective net assets, including goodwill of the Brazilian, Argentinian and Paraguayan subsidiaries.

2.23.2     Fair Value of Assets and Liabilities

IFRS requires in certain cases that assets and liabilities be recorded at their fair value. Fair value is the price that would be received for selling an asset or paid to transfer a liability in a transaction ordered between market participants at the date of measurement.

The basis for measuring assets and liabilities at fair value are their current prices in an active market. For those that are not traded in an active market, the Company determines fair value based on the best information available by using valuation techniques.

In the case of the valuation of intangibles recognized as a result of acquisitions from business combinations, the Company estimates the fair value based on the "multi-period excess earning method", which involves the estimation of future cash flows generated by the intangible assets, adjusted by cash flows that do not come from these, but from other assets. The Company also applies estimations over the period during which the intangible assets will generate cash flows, cash flows from other assets, and a discount rate.

Other assets acquired, and liabilities assumed in a business combination are carried at fair value using valuation methods that are considered appropriate under the circumstances. Assumptions include the depreciated cost of recovery and recent transaction values for comparable assets, among others. These valuation techniques require certain inputs to be estimated, including the estimation of future cash flows.

2.23.3     Allowances for doubtful accounts

The Group uses a provision matrix to calculate expected credit losses for trade receivables. Provisions are based on due days for various groups of customer segments that have similar loss patterns (i.e. by geography region, product type, customer type and rating, and credit letter coverage and other forms of credit insurance).

The provision matrix is initially based on the historically observed non-compliance rates for the Group. The Group will calibrate the matrix to adjust the historical credit loss experience with forward-looking information. For example, if expected economic conditions (i.e. gross domestic product) are expected to deteriorate over the next year, which can lead to more non-compliances in the industry, historical default rates are adjusted. At each closing date, the observed historical default rates are updated and changes in prospective estimates are analyzed. The assessment of the correlation between observed historical default rates, expected economic conditions and expected credit losses are significant estimates.

2.23.4     Useful life, residual value and impairment of property, plant, and equipment

Property, plant, and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful life of those assets. Changes in circumstances, such as technological advances, changes to the Company’s business model, or changes in its capital strategy might modify the effective useful lives as compared to our estimates. Whenever the Company determines that the useful life of Property, plant and equipment might be shortened, it depreciates the excess between the net book value and the estimated recoverable amount according to the revised remaining useful life. Factors such as changes in the planned usage of manufacturing equipment, dispensers, transportation equipment and computer software could make the useful lives of assets shorter. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of any of those assets may not be recovered. The estimate of future cash flows is based, among other factors, on certain assumptions about the expected operating profits in the future. The Company’s estimation of discounted cash flows may differ from actual cash flows because of, among other reasons, technological changes, economic conditions, changes in the business model, or changes in operating profit. If the sum of the projected discounted cash flows (excluding interest) is less than the carrying amount of the asset, the asset shall be written-off to its estimated recoverable value.

2.24.1	New Standards, Interpretations and Amendments for annual periods beginning on or after January 1, 2021.

Amendments to IFRS which have been issued and are effective from January 1, 2021 are detailed below.

	Amendments	Application date
IFRS 16	COVID-19-Related Rent Concessions	January 1, 2021

IFRS 16 COVID-19-Related Rent Concessions

In May 2020, the IASB issued an amendment to IFRS 16 Leases to provide relief for lessees in the application of IFRS 16 guidance regarding lease modifications due to rent concessions occurring as a direct consequence of the Covid-19 pandemic. The amendment does not affect lessors. On March 31, the IASB extended this amendment for one year

As a practical solution, a lessee may choose not to assess whether the Covid-19-related rent reduction granted by a lessor is a modification of the lease. A lessee making this choice will recognize changes in lease payments from Covid-19-related rent reductions in the same way as it would recognize the change under IFRS 16 as if such a change was not a modification of the lease.

A lessee shall apply this practical solution retroactively, recognizing the cumulative effect of the initial application of the amendment as an adjustment in the Opening balance of accumulated results (or another component of equity, as appropriate) at the beginning of the annual reporting period in which the lessee first applies the amendment.

A lessee will apply this amendment for annual periods beginning on April 1, 2021.

Company management has not implemented this amendment because it has no Covid-19-related lease modifications.

2.24.2    New Accounting Standards, Interpretations and Amendments with effective application for annual periods beginning on or after January 1, 2020.

Standards and interpretations, as well as IFRS amendments, which have been issued, but have still not become effective as of the date of these financial statements are set forth below. The Company has not made an early adoption of these standards.

	Standards and Interpretations	Mandator y application date
IFRS 17	Insurance Contracts	January 1, 2023

IFRS 17 - Insurance Contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts, a new accounting standard for insurance contracts that covers recognition, measurement, presentation and disclosure. Once effective, it will replace IFRS 4 Insurance Contracts issued in 2005. The new rule applies to all types of insurance contracts, regardless of the type of entity issuing them, as well as certain guarantees and financial instruments with certain characteristics of discretionary participation. Some exceptions within the scope may be applied.

IFRS 17 will be effective for periods starting on or after January 1, 2023, with comparative figures required. Early application is permitted, provided that the entity applies IFRS 9 Financial Instruments, on or before the date on which IFRS 17 is first applied.

Amendments to IFRS that have been issued to become effective in the near future are detailed below.

	Amendments	Date of application
IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16	Interest Rate Benchmark Reform—Phase 2	January 1, 2023
IAS 1	Classification of liabilities as current or non-current	January 1, 2023
IFRS 3	Reference to the Conceptual Framework	January 1, 2022
IAS 16	Property, Plant and Equipment — Proceeds before Intended Use	January 1, 2022
IAS 37	Onerous Contracts—Cost of Fulfilling a Contract	January 1, 2022
IFRS 10 and IAS 28	Consolidated Financial Statements - sale or contribution of assets between an investor and its associate or joint venture	To be determined

IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Interest Rate Benchmark Reform—Phase 2

In August 2020, the IASB published the second phase of the Interest Rate Benchmark Reform containing amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16. With this publication, the IASB completes its work to respond to the effects of Interbank Offer Rate Reform (IBOR) on financial information.

The amendments provide temporary exceptions that address the effects on financial information when a benchmark interest rate (IBOR) is replaced by an almost risk-free alternative interest rate.

Amendments are required and early application is permitted. A hedging ratio must be resumed if the hedging ratio were discontinued solely due to the changes required by the reform of the benchmark interest rate and would therefore not have been discontinued if the second phase of amendments had been implemented at that time. While application is retrospective, an entity is not required to restate previous periods.

IAS 1 Presentation of Financial Statements - Classification of liabilities as current or non-current

In June 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify requirements for the classification of liabilities as current or non-current.

The amendments are effective for periods beginning on or after January 1, 2022. Entities should carefully consider whether there are any aspects of the amendments suggesting that the terms of their existing loan agreements should be renegotiated. In this context, it is important to stress that amendments must be implemented retrospectively

IFRS 3 Reference to the Conceptual Framework

In May 2020, the IASB issued amendments to IFRS 3 Business Combinations – Reference to the Conceptual Framework. These amendments are intended to replace the reference to an earlier version of the IASB Conceptual Framework (1989 Framework) with a reference to the current version issued in March 2018 without significantly changing its requirements.

The amendments shall be effective for periods beginning on or after January 1, 2022 and should be applied retrospectively. Early application is permitted if, at the same time or before, an entity also applies all amendments contained in the amendments to the Conceptual Framework References of the IFRS Standards issued in March 2018.

The amendments will provide consistency in financial information and avoid potential confusion by having more than one version of the Conceptual Framework in use.

IAS 16 Property, Plant and Equipment — Proceeds before Intended Use

The amendment prohibits deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss for the period, pursuant to applicable standards.

The amendment shall be effective for periods beginning on or after January 1, 2022.

IAS 37 Onerous Contracts—Cost of Fulfilling a Contract

In May 2020, the IASB issued amendments to IAS 37 Provisions, Contingent Liabilities, and Contingent Assets to specify the costs an entity needs to include when assessing whether a contract is onerous, or it generates losses.

The amendment shall be effective for periods beginning on or after January 1, 2022. The amendment should be applied retrospectively to existing contracts at the beginning of the annual reporting period in which the entity first applies the amendment (date of initial application). Early application is permitted and must be disclosed.

The amendments are intended to provide clarity and help ensure consistent implementation of the standard. Entities that previously applied the incremental cost approach will see an increase in provisions to reflect the inclusion of costs directly related to contract activities, while entities that previously recognized contractual loss provisions using the guidance to the previous standard, IAS 11 Construction Contracts, should exclude the allocation of indirect costs from their provisions.

IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures – sale or contribution of assets between an investor and its associate or joint venture

Amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures (2011) address a recognized inconsistency between IFRS 10 requirements and IAS 28 (2011) requirements in the treatment of the sale or contribution of assets between an investor and its associate or joint venture. The amendments, issued in September 2014, state that when the transaction involves a business (whether it is in a subsidiary or not) all gains, or losses generated are recognized. A partial gain or loss is recognized when the transaction involves assets that do not constitute a business, even when the assets are in a subsidiary. The mandatory implementation date of these amendments is yet to be determined because the IASB is awaiting the results of its research project on accounting according to the equity method of accounting. These amendments must be applied retrospectively, and early adoption is allowed, which must be disclosed.

Company management will perform an impact assessment of the above described amendments once they become effective.

3 – FINANCIAL REPORTING BY SEGMENT

The Company provides financial information by segments according to IFRS 8 “Operating Segments,” which establishes standards for reporting by operating segment and related disclosures for products and services, and geographic areas.

The Company’s Board of Directors and Management measures and assesses performance of operating segments based on the operating income of each of the countries where there are Coca-Cola franchises.

The operating segments are determined based on the presentation of internal reports to the Company´s chief strategic decision-maker. The chief operating decision-maker has been identified as the Company´s Board of Directors who makes the Company’s strategic decisions.

The following operating segments have been determined for strategic decision making based on geographic location:

•	Operation in Chile

•	Operation in Brazil

•	Operation in Argentina

•	Operation in Paraguay

The four operating segments conduct their businesses through the production and sale of soft drinks and other beverages, as well as packaging materials.

Expenses and revenue associated with the Corporate Officer were assigned to the operation in Chile in the soft drinks segment because Chile is the country that manages and pays the corporate expenses, which would also be substantially incurred, regardless of the existence of subsidiaries abroad.

Total revenues by segment include sales to unrelated customers and inter-segments, as indicated in the consolidated statement of income of the Company.

A summary of the Company's operations by segment according to IFRS is as follows:

For the period ended March 31, 2021	Operation in Chile	Operation in Argentina	Operation in Brazil	Operation in Paraguay	Inter-country eliminations	Consolidated, total
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Net sales	229,439,220	102,591,906	136,815,401	40,725,014	(564,298)	509,007,243
Cost of sales	(144,529,047)	(51,638,750)	(92,071,911)	(21,275,862)	564,298	(308,951,272)
Distribution expenses	(18,634,220)	(14,492,976)	(7,659,689)	(2,265,932)	-	(43,052,817)
Administrative expenses	(34,299,012)	(19,568,144)	(18,101,911)	(5,928,276)	-	(77,897,343)
Financial income	1,876,543	1,085,816	758,306	93,802	-	3,814,467
Financial costs	(7,005,052)	(96,245)	(5,785,994)	-	-	(12,887,291)
Net financial costs (*)	(5,128,509)	989,571	(5,027,688)	93,802	-	(9,072,824)
Share of entity in income of associates accounted for using the equity method, total	517,693	-	150,414	-	-	668,107
Income tax expense	(8,107,062)	(6,033,479)	(4,046,039)	(1,195,427)	-	(19,382,007)
Oher income (expenses)	(4,310,671)	(2,116,539)	(2,288,231)	735,252	-	(7,980,189)
Net income of the segment reported	14,948,392	9,731,589	7,770,346	10,888,571	-	43,338,898

Depreciation and amortization	9,605,166	5,462,853	5,370,630	2,380,083	-	22,818,732

Current assets	505,959,382	71,656,841	133,476,775	61,860,805	-	772,953,803
Non-current assets	642,148,490	150,696,315	614,854,255	249,443,405		1,657,142,465
Segment assets, total	1,148,107,872	222,353,156	748,331,030	311,304,210	-	2,430,096,268

Carrying amount in associates and joint ventures accounted for using the equity method, total	51,339,445	-	34,718,504	-	-	86,057,949

Segment disbursements of non-monetary assets	1,716,644	5,693,472	3,445,796	2,511,432	-	13,367,344

Current liabilities	159,781,068	50,481,727	66,241,192	26,407,709	-	302,911,696
Non-current liabilities	746,861,687	11,502,025	462,419,332	15,922,693	-	1,236,705,737
Segment liabilities, total	906,642,755	61,983,752	528,660,524	42,330,402	-	1,539,617,433

Cash flows (used in) provided by in Operating Activities	2,426,113	8,085,253	(2,188,711)	16,001,257	-	24,323,912
Cash flows (used in) provided by Investing Activities	(82,057,660)	(5,693,472)	(3,445,796)	(2,511,432)	-	(93,708,360)
Cash flows (used in) provided by Financing Activities	(30,102,749)	(170,994)	(602,792)	(106,235)	-	(30,982,770)

(*)	Financial expenses associated with external financing for the purchase of companies, including capital contributions are presented in this item.

For the period ended March 31, 2020	Operation in Chile	Operation in Argentina	Operation in Brazil	Operation in Paraguay	Inter-country eliminations	Consolidated, total
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Net sales	174,452,377	114,674,675	170,270,414	46,086,003	(868,857)	504,614,612
Cost of sales	(101,040,630)	(57,873,361)	(109,992,850)	(24,593,158)	868,857	(292,631,142)
Distribution expenses	(16,698,548)	(15,539,806)	(11,229,206)	(2,496,990)	-	(45,964,550)
Administrative expenses	(32,109,430)	(23,382,672)	(27,512,844)	(7,057,414)	-	(90,062,360)
Financial income	1,150,486	491,193	441,509	28,560	-	2,111,748
Financial costs	(4,592,045)	(103,002)	(7,699,017)	-	-	(12,394,064)
Net financial costs (*)	(3,441,559)	388,191	(7,257,508)	28,560	-	(10,282,316)
Share of entity in income of associates accounted for using the equity method, total	852,986	-	182,408	-	-	1,035,394
Income tax expense	2,402,183	(5,880,796)	(3,088,297)	(1,055,582)	-	(7,622,492)
Oher income (expenses)	(2,791,636)	(4,978,611)	(2,209,420)	(118,742)	-	(10,098,409)
Net income of the segment reported	21,625,743	7,407,620	9,162,697	10,792,677	-	48,988,737

Depreciation and amortization	10,816,949	6,940,502	7,723,520	2,521,870	-	28,002,841

Current assets	475,399,900	65,905,710	135,272,684	53,103,021	-	729,681,315
Non-current assets	657,908,435	185,391,958	780,662,815	277,002,870	-	1,900,966,078
Segment assets, total	1,133,308,335	251,297,668	915,935,499	330,105,891	-	2,630,647,393

Carrying amount in associates and joint ventures accounted for using the equity method, total	51,190,176	-	44,413,060	-	-	95,603,236

Segment disbursements of non-monetary assets	16,638,455	5,316,975	3,804,654	4,452,439	-	30,212,523

Current liabilities	156,312,550	62,001,521	80,855,485	23,883,749	-	323,053,305
Non-current liabilities	716,976,449	15,367,073	540,246,957	17,951,123	-	1,290,541,602
Segment liabilities, total	873,288,999	77,368,594	621,102,442	41,834,872	-	1,613,594,907

Cash flows (used in) provided by in Operating Activities	32,124,708	3,898,816	(1,052,707)	13,555,036	-	48,525,853
Cash flows (used in) provided by Investing Activities	(13,176,133)	(5,316,975)	(3,804,654)	(4,452,439)	-	(26,750,201)
Cash flows (used in) provided by Financing Activities	202,337,658	(242,375)	(1,719,113)	(113,716)	-	200,262,454

(*)	Financial expenses associated with external financing for the purchase of companies, including capital contributions are presented in this item

4 – CASH AND CASH EQUIVALENTS

The composition of cash and cash equivalents is as follows:

By item	03.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Cash	308,570	339,628
Bank balances	78,469,851	82,997,449
Othe fixed rate instruments	129,516,315	226,193,622
Cash and cash equivalents	208,294,736	309,530,699

Other fixed income instruments mainly correspond to mutual funds. There are no restrictions for significant amounts available to cash.

By currency	03.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
USD	10,663,983	21,332,268
EUR	496,957	223,449
ARS	16,250,172	14,821,502
CLP	102,403,973	201,936,140
PYG	38,574,100	21,688,915
BRL	39,905,551	49,528,425
Cash and cash equivalents	208,294,736	309,530,699

5 – OTHER CURRENT AND NON-CURRENT FINANCIAL ASSETS

The composition of other financial assets is as follows:

	Balance
	Current		Non-current
Other financial assets	03.31.2021	12.31.2020	03.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Financial assets measured at amortized cost (1)	221,124,268	140,304,853	1,216,864	1,216,865
Financial assets at fair value (2)	733,859	-	176,458,121	150,983,295
Other financial assets measured at amortized cost (3)	-	-	10,134,404	9,813,118
Total	221,858,127	140,304,853	187,809,389	162,013,278

(1) Financial instrument that does not meet the definition of cash equivalents as defined in Note 2.13. CLP 219,913,881 of these financial assets correspond to short-term realizable instruments, managed by third parties.

(2) Market value of hedging instruments. See details in Note 22.

(3) Correspond to the rights in the Argentinean company Alimentos de Soya S.A., manufacturing company of “AdeS” products and its distribution rights, which are framed in the purchase of the "AdeS" brand managed by The Coca-Cola Company at the end of 2016.

6 – OTHER CURRENT AND NON-CURRENT NON-FINANCIAL ASSETS

The composition of other non-financial assets is as follows:

	Balance
	Current		Non-current
Other non-financial assets	03.31.2021	12.31.2020	03.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Prepaid expenses	7,351,669	7,932,770	1,268,028	527,110
Tax credit remainder (1)	61,723	234,124	63,293,469	76,262,417
Guaranty deposit	265	286	-	-
Judicial deposits	-	-	10,587,770	11,492,642
Others (2)	6,775,923	5,207,201	2,070,118	1,960,503
Total	14,189,580	13,374,381	77,219,385	90,242,672

(1) In November 2006, Rio de Janeiro Refrescos Ltda. ("RJR") filed a court order No. 0021799-23.2006.4.02.5101 seeking recognition of the right to exclude ICMS (Tax on Commerce and Services) from the PIS (Program of Social Integration) and COFINS (Contribution for the Financing of Social Security) calculation base, as well as recognition of the right to obtain reimbursement of amounts unduly collected since November 14, 2001, duly restated using the Selic interest rate. On May 20, 2019, the ruling favoring RJR became final, allowing the recovery of amounts overpaid from November 14, 2001 to August 2017. It is worth noting that in September 2017, RJR had already obtained a Security Mandate, which granted it the right to exclude, from that date, the ICMS from the PIS and COFINS calculation base.

The company took steps to assess the total amount of the credit at issue for the period of unduly collection of taxes from November 2001 to August 2017, totaling CLP 103,540 million (BRL 613 million, of which BRL 370 million corresponds to capital and BRL 243 million to interest and monetary restatement. These amounts were recorded as of December 31, 2019. In addition, the company acknowledged the indirect costs (attorneys' fees, consulting, auditing, indirect taxes and other obligations) resulting from the recognition of the right acquired in court, totaling BRL 175 million.

The payment of income tax occurs when liquidating the credit, therefore the respective deferred tax liability recorded was CLP 20,246 million (BRL 148 million). In 2020 BRL 166 million had already been offset.

Companhia de Bebidas Ipiranga ("CBI") acquired in September 2013, also filed a court order No. 0014022-71.2000.4.03.6102 in order to recognize the same issue as the one previously described for RJR. In September 2019, the ruling favoring CBI became final, allowing the recovery of the amounts overpaid from September 12, 1989 to December 1, 2013 (date when CBI was incorporated by RJR). CBI's credit will be generated in the name of RJR, however, pursuant to the contractual clause ("Subscription Agreement for Shares and Exhibits"), as soon as collected by RJR, this payment should be immediately paid to former CBI shareholders (supervention favoring former CBI shareholders). Based on supporting documents found, for the August 1993-November 2013 period, the amount of credits related to this process have been calculated and totaled CLP 22,162 million (BRL 162 million, of which BRL 80 million corresponds to capital and BRL 82 million correspond to interest and monetary restatement), from this amount, CLP 958 million (BRL 7 million) must be deducted from indirect taxes, thus generating an account payable to former shareholders for CLP 21,204 million (BRL 155 billion) and a government receivables related to credits for that same amount. It is worth mentioning that for the September 1989-July 1993 period, the Company did not account the credit due to the lack of supporting documents.

In addition, RJR has an associate called Sorocaba Refrescos SA ("Sorocaba"), where it has a 40% shareholding in the capital, which also filed a court order seeking recognition of the right to the same issue as RJR's action. On June 13, 2019, the ruling favoring Sorocaba became final, allowing the recovery of the amounts overpaid from July 5, 1992 until the date on which the decision became final. As of December 31, 2020, the impacts were recognized in RJR's result from its ownership in Sorocaba, totaling CLP 6,703 million (BRL 49 million, of which BRL 28 million correspond to capital and BRL 21 million correspond to interest and monetary restatement). In addition, the company recognized indirect costs (attorneys' fees, consulting, auditing, indirect taxes, and other obligations) resulting from the recognition of the right acquired in court, totaling CLP 1,368 million (BRL 10 million).

Income tax payment occurs upon credit settlement, with that the respective deferred tax liability recorded was CLP 1,778 million (BRL 13 million). In 2020, CLP 684 million (BRL 5 million) of the total credit obtained by Sorocaba have already been offset.

(2)	Other non-financial assets are mainly composed of advances to suppliers.

7 – TRADE ACCOUNTS AND OTHER ACCOUNTS RECEIVABLE

The composition of trade and other receivables is as follows:

	Balance
	Current		Non-current
Trade debtors and other accounts receivable, Net	03.31.2021	12.31.2020	03.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Trade debtors	132,103,837	151,017,754	45,636	40,432
Other debtors	43,576,624	41,688,151	33,365	32,219
Other accounts receivable	1,319,883	1,315,348	693	1,211
Total	177,000,344	194,021,253	79,694	73,862

	Balance
	Current		Non-current
Trade debtors and other accounts receivable, Gross	03.31.2021	12.31.2020	03.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Trade debtors	135,667,643	154,591,684	45,636	40,432
Other debtors	46,580,398	44,691,925	33,365	32,219
Other accounts receivable	1,666,345	1,533,307	693	1,211
Total	183,914,386	200,816,916	79,694	73,862

The stratification of the portfolio is as follows:

	Balance
Current trade debtors without impairment impact	03.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Less than one month	126,101,492	147,177,119
Between one and three months	4,709,017	2,230,594
Between three and six months	2,094,675	1,708,015
Between six and eight months	263,411	509,855
Older than eight months	2,544,684	3,006,533
Total	135,713,279	154,632,116

The Company has approximately 283,500 clients, which may have balances in the different sections of the stratification. The number of clients is distributed geographically with 66,100 in Chile, 89,900 in Brazil, 69,600 in Argentina and 58,000 in Paraguay.

The movement in the allowance for expected credit losses is presented below:

	03.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Opening balance	6,795,663	6,492,987
Increase (decrease)	393,138	2,321,958
Provision reversal	(206,021)	(1,595,521)
Increase (decrease) for changes of foreign currency	(68,738)	(423,761)
Sub – total movements	118,379	302,676
Ending balance	6,914,042	6,795,663

8 – INVENTORIES

The composition of inventories is detailed as follows:

Details	03.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Raw materials (1)	90,628,620	80,902,721
Finished goods	28,410,163	27,556,884
Spare parts and supplies	18,097,429	19,592,377
Work in progress	105,440	76,577
Other inventories	3,238,206	3,101,016
Obsolescence provision (2)	(2,880,078)	(3,256,925)
Total	137,599,780	127,972,650

The cost of inventory recognized as cost of sales amounts to CLP 275,069,875 thousand and CLP 255,758,386 thousand as of March 31, 2021 and 2020, respectively.

(1)	Approximately 80% is composed of concentrate and sweeteners used in the preparation of beverages, as well as caps and PET supplies used in the packaging of the product.

(2)	The obsolescence provision is related mainly with the obsolescence of spare parts classified as inventories and to a lesser extent to finished products and raw materials. The general standard is to provision all those multi-functional spare parts without utility in rotation in the last four years prior to the technical analysis technical to adjust the provision. In the case of raw materials and finished products, the obsolescence provision is determined according to maturity.

9 – TAX ASSETS AND LIABILITIES

The composition of current tax accounts receivable is the following:

Tax assets	03.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Tax credits (1)	1,120,999	218,472
Total	1,120,999	218,472

(1)	Tax credits correspond to income tax credits on training expenses, purchase of Property, plant and equipment.

The composition of current tax accounts payable is the following:

	Current		Non-current
Tax liabilities	03.31.2021	12.31.2020	03.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Income tax expense	15,062,153	8,828,599	-	20,957
Total	15,062,153	8,828,599	-	20,957

10 – INCOME TAX EXPENSE AND DEFERRED TAXES

10.1       Income tax expense

The current and deferred income tax expenses are detailed as follows:

Details	03.31.2021	03.31.2020
	CLP (000’s)	CLP (000’s)
Current income tax expense	(17,863,246)	(15,726,757)
Current tax adjustment previous period	-	220,137
Foreign dividends tax withholding expense	(2,087,885)	(1,786,688)
Other current tax expense (income)	-	52,797
Current income tax expense	(19,951,131)	(17,240,511)
Expense (income) for the creation and reversal of temporary differences of deferred tax and others	569,124	9,618,019
Expense (income) for deferred taxes	569,124	9,618,019
Total income tax expense	(19,382,007)	(7,622,492)

The distribution of national and foreign tax expenditure is as follows:

Income taxes	03.31.2021	03.31.2020
	CLP (000’s)	CLP (000’s)
Current taxes
Foreign	(11,946,550)	(14,302,003)
National	(8,004,581)	(2,938,508)
Current tax expense	(19,951,131)	(17,240,511)
Deferred taxes
Foreign	671,606	4,277,328
National	(102,482)	5,340,691
Deferred tax expense	569,124	9,618,019
Income tax expense	(19,382,007)	(7,622,492)

The reconciliation of the tax expense using the statutory rate with the tax expense using the effective rate is as follows:

Reconciliation of effective rate	03.31.2021	03.31.2020
	CLP (000’s)	CLP (000’s)
Net income before taxes	62,720,905	56,611,229
Tax expense at legal rate (27.0%)	(16,934,644)	(15,285,032)
Effect of tax rate in other jurisdictions	747,006	753,388
Permanent differences:
Non-taxable revenues	7,107,504	4,992,486
Non-deductible expenses	(699,910)	512,065
Tax effect on excess tax provision in previous periods	(2,042)	199,870
Effect of monetary tax restatement Chilean companies	(2,642,576)	(2,491,749)
Subsidiaries tax withholding expense and other legal tax debits and credits	(6,957,345)	3,696,480
Adjustments to tax expense	(3,194,369)	6,909,152
Tax expense at effective rate	(19,382,007)	(7,622,492)
Effective rate	30.9%	13.5%

The applicable income tax rates in each of the jurisdictions where the Company operates are the following:

	Rate
Country	2021	2020
Chile	27.0%	27.0%
Brazil	34.0%	34.0%
Argentina	30.0%	30.0%
Paraguay	10.0%	10.0%

10.2        Deferred taxes

The net cumulative balances of temporary differences resulted in deferred tax assets and liabilities, which are detailed as follows:

	03.31.2021		12.31.2020
Temporary differences	Assets	Liabilities	Assets	Liabilities
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Property, plant and equipment	5,530,320	39,180,897	5,421,466	39,544,960
Obsolescence provision	1,254,997	-	1,340,235	-
ICMS exclusion credit	-	14,598,043	-	17,679,221
Employee benefits	1,570,418	-	4,475,497	18,300
Post-employment benefits	197,312	-	150,027	101,339
Tax loss carry forwards (1)	4,904,155	-	6,423,820	-
Tax goodwill Brazil	809,458	-	2,080,987	-
Contingency provision	23,134,324	-	24,103,234	-
Foreign Exchange differences (2)	8,031,050	-	8,116,713	-
Allowance for doubtful accounts	918,918	-	915,562	-
Assets and liabilities for placement of bonds	370,184	2,326,102	378,901	2,377,870
Lease liabilities	1,336,269	-	1,528,990	-
Inventories	515,643	-	469,416	-
Distribution rights	-	142,403,278	-	144,151,661
Hedging derivatives	-	-	-	-
Others	8,182,874	6,173,454	3,785,655	7,060,830
Subtotal	56,755,922	204,681,774	59,190,503	210,934,181
Total assets and liabilities net	1,872,571	149,798,423	1,925,869	153,669,547

(1)	Tax losses mainly associated with the subsidiary Embotelladora Andina Chile S.A. Tax losses have no expiration date in Chile.
(2)	Corresponds to deferred taxes for exchange rate differences generated on the translation of debts expressed in foreign currency that for tax purposes are recognized when incurred.

Deferred tax account movements are as follows:

Movement	03.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Opening balance	151,743,678	168,085,407
Increase (decrease) in deferred tax	(1,809,325)	4,411,619
Increase (decrease) due to foreign currency translation	(2,008,502)	(20,753,348)
Total movements	(3,817,826)	(16,341,729)
Ending balance	147,925,852	151,743,678

11 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at the close of each period is detailed as follows:

Property, plant and equipment, gross	03.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Construction in progress	32,314,893	34,194,083
Land	93,504,811	94,321,726
Buildings	264,051,825	266,921,167
Plant and equipment	513,311,769	515,395,328
Information technology equipment	24,660,919	24,323,557
Fixed installations and accessories	51,666,258	45,558,495
Vehicles	45,147,627	45,808,748
Leasehold improvements	243,301	203,164
Rights of use (1)	55,054,473	56,726,206
Other properties, plant and equipment (2)	324,392,222	314,602,940
Total Property, plant and equipment, gross	1,404,348,098	1,398,055,414

Accumulated depreciation of Property, plant and equipment	03.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Buildings	(86,375,145)	(86,004,289)
Plant and equipment	(372,269,040)	(369,605,125)
Information technology equipment	(20,150,077)	(19,445,250)
Fixed installations and accessories	(29,396,186)	(27,910,603)
Vehicles	(29,269,442)	(29,397,964)
Leasehold improvements	(137,793)	(144,022)
Rights of use (1)	(35,096,440)	(35,388,929)
Other properties, plant and equipment (2)	(234,810,920)	(224,582,687)
Total accumulated depreciation	(807,505,043)	(792,478,869)
Total Property, plant and equipment, net	596,843,055	605,576,545

(1) For adoption of IFRS 16, See details of underlying assets in Note 11.1

(2) The net balance of each of these categories is presented below:

Other Property, plant and equipment, net	03.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Bottles	29,762,840	30,275,255
Marketing and promotional assets (market assets)	43,623,350	44,106,959
Other Property, plant and equipment	16,195,112	15,638,039
Total	89,581,302	90,020,253

11.1       Movements

Movements in Property, plant and equipment are detailed as follows:

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Others	Rights-of-use, net (1)	Property, plant and equipment, net
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Opening balance at 01.01.2021	34,194,083	94,321,726	180,916,878	145,790,203	4,878,307	17,647,892	16,410,784	59,142	90,020,253	21,337,277	605,576,545
Additions	6,819,106	-	(748)	1,574,526	12,554	-	6,217	8,738	7,370,391	-	15,790,784
Right-of use additions (1)	-	-	-	-	-	-	-	-	-	1,077,932	1,077,932
Disposals	-	-	(11,741)	(199,836)	-		-	-	(728,642)	-	(940,219)
Transfers between items of Property, plant and equipment	(4,219,397)	-	863,898	256,356	53,619	76,079	1,061,016	53,037	1,855,392	-	-
Right-of-use transfers	-	-	-	-	-	-	-	-	-	-	-
Depreciation expense	-	-	(1,338,720)	(7,005,251)	(527,485)	(951,031)	(1,230,582)	(9,566)	(9,439,054)		(20,572,292)
Amortization										(1,741,759)	(1,741,759)
Increase (decrease) due to foreign currency translation differences	795,692	(816,915)	(2,776,191)	(107,356)	93,987	250,640	(311,584)	(5,708)	1,336,588	(714,089)	(2,184,333)
Other increase (decrease) (2)	(5,274,591)	-	23,304	734,087	(140)	5,246,492	(57,666)	(135)	(833,626)	(1,328)	(163,603)
Total movements	(1,879,190)	(816,915)	(3,240,198)	(4,747,474)	(367,465)	4,622,180	(532,599)	46,366	(438,951)	(1,379,244)	(8,733,490)
Ending balance al 03.31.2021	32,314,893	93,504,811	177,676,680	141,042,729	4,510,842	22,270,072	15,878,185	105,508	89,581,302	19,958,033	596,843,055

(1)	Right of use assets is composed as follows:

Right-of-use	Gross asset	Accumulated depreciation	Net asset
	CLP (000’s)	CLP (000’s)	CLP (000’s)
Constructions and buildings	2,663,300	(1,443,439)	1,219,861
Plant and Equipment	36,194,905	(20,248,080)	15,946,825
IT Equipment	417,952	(416,242)	1,710
Motor vehicles	7,873,964	(5,689,085)	2,184,879
Others	7,904,352	(7,299,594)	604,758
Total	55,054,473	(35,096,440)	19,958,033

Lease liabilities interest expenses at the closing of the period reached CLP 405,408 thousand.

(2)	Corresponds mainly to the effect of adopting IAS 29 in Argentina

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Others	Rights-of-use, net (1)	Property, plant and equipment, net
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Opening balance at 01.01.2020	27,290,581	104,196,754	211,973,775	185,353,224	5,001,845	19,843,281	21,961,147	70,021	114,784,403	32,243,832	722,718,863
Additions	37,726,227	-	1,520,363	8,963,015	809,348	(1,313)	1,323,740	-	30,536,408	-	80,877,788
Right-of use additions (1)	-	-	-	-	-	-	-	-	-	1,775,457	1,775,457
Disposals	-	-	(164,113)	(2,485,145)	(2,426)	-	(22,823)	-	(6,046,468)	(87,043)	(8,808,018)
Transfers between items of Property, plant and equipment	(23,336,382)	-	2,177,344	8,858,066	1,151,754	1,175,520	906,624	50,356	9,016,718	-	-
Right-of-use transfers	-	-	-	-	-	-	-	-	-	-	-
Depreciation expense	-	-	(7,240,230)	(33,465,104)	(2,058,555)	(2,803,621)	(4,963,835)	(44,630)	(48,830,152)		(99,406,127)
Amortization										(7,851,901)	(7,851,901)
Increase (decrease) due to foreign currency translation differences	(3,086,288)	(9,936,257)	(29,231,570)	(19,859,576)	(829,268)	(628,317)	(3,124,155)	(16,605)	(11,400,730)	(4,728,542)	(82,841,308)
Other increase (decrease) (2)	(4,400,055)	61,229	1,881,309	(1,574,277)	805,609	62,342	330,086	-	1,960,074	(14,526)	(888,209)
Total movements	6,903,502	(9,875,028)	(31,056,897)	(39,563,021)	(123,538)	(2,195,389)	(5,550,363)	(10,879)	(24,764,150)	(10,906,555)	(117,142,318)
Ending balance al 12.31.2020	34,194,083	94,321,726	180,916,878	145,790,203	4,878,307	17,647,892	16,410,784	59,142	90,020,253	21,337,277	605,576,545

(1)	Right of use assets is composed as follows:

Right-of-use	Gross asset	Accumulated depreciation	Net asset
	CLP (000’s)	CLP (000’s)	CLP (000’s)
Constructions and buildings	2,740,852	(1,326,250)	1,414,602
Plant and Equipment	37,671,980	(19,802,307)	17,869,673
IT Equipment	451,313	(449,249)	2,064
Motor vehicles	7,298,422	(5,966,204)	1,332,218
Others	8,563,639	(7,844,919)	718,720
Total	56,726,206	(35,388,929)	21,337,277

(2)	Corresponds mainly to the effect of adopting IAS 29 in Argentina

12 – RELATED PARTIES

Balances and main transactions with related parties are detailed as follows:

12.1       Accounts receivable:

					03.31.2021		12.31.2020
					Current	Non-current	Current	Non-current
Taxpayer ID	Company	Relationship	Country	Currency	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
96.891.720-K	Embonor S.A.	Shareholder related	Chile	CLP	5,709,685	-	3,643,603	-
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	CLP	14,834	138,375	16,024	138,346
Foreign	Coca Cola de Argentina	Director related	Argentina	ARS	4,196,238	-	4,558,753	-
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	ARS	188,663	-	308,882	-
96.517.210-2	Embotelladora Iquique S.A.	Shareholder related	Chile	CLP	297,165	-	292,801	-
86.881.400-4	Envases CMF S.A.	Associate	Chile	CLP	751,461	-	773,732	-
77.526.480-2	Comercializadora Nova Verde	Common shareholder	Chile	CLP	533,427	-	837,837	-
76.572.588-7	Coca Cola del Valle New Ventures S.A.	Associate	Chile	CLP	1,126,613	-	1,401,898	-
76.140.057-6	Monster	Shareholder related	Chile	CLP	43,124	-	41,878	-
79.826.410-9	Guallarauco	Shareholder related	Chile	CLP	29,027	-	-	-
Total					12,890,237	138,375	11,875,408	138,346

12.2       Accounts payable:

					03.31.2021		12.31.2020
					Current	Non-current	Current	Non-current
Taxpayer ID	Company	Relationship	Country	Currency	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	CLP	7,878,644	-	18,897,093	-
Foreign	Recofarma do Indústrias Amazonas Ltda.	Shareholder related	Brazil	BRL	8,079,725	9,992,480	7,926,109	10,790,089
86.881.400-4	Envases CMF S.A.	Associate	Chile	CLP	2,578,718	-	3,856,973	-
Foreign	Ser. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	ARS	2,939,795	-	4,848,196	-
Foreign	Leão Alimentos e Bebidas Ltda.	Associate	Brazil	BRL	623,479	-	1,323,609	-
Foreign	Monster Energy Brasil Com de Bebidas Ltda.	Shareholder related	Brazil	BRL	1,064,973	-	1,156,786	-
76.572.588-7	Coca Cola del Valle New Ventures S.A.	Associate	Chile	CLP	367,186	-	490,758	-
89.996.200-1	Envases del Pacífico S.A.	Director related	Chile	CLP	1,563	-	3,414	-
96.891.720-K	Embonor S.A.	Shareholder related	Chile	CLP	118,314	-	118,314	-
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	ARS	393,425	-	402,581	-
77.526.480-2	Comercializadora Nova Verde	Common shareholder	Chile	CLP	432,424	-	518,135	-
Total					24,478,246	9,992,480	39,541,968	10,790,089

12.3       Transactions:

						03.31.2021	12.31.2020
Taxpayer ID	Company	Relationship	Country	Transaction Description	Currency	CLP (000’s)	CLP (000’s)
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Concentrate purchase	CLP	49,380,243	139,193,479
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Advertising services purchase	CLP	1,224,301	2,890,638
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Water source lease	CLP	1,571,073	3,847,817
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Sale of raw materials and others	CLP	130,111	1,169,944
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	CLP	3,726,500	12,210,449
86.881.400-4	Envases CMF S.A.	Associate	Chile	Raw material purchase	CLP	5,371,698	16,055,991
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of caps	CLP	39,914	91,778
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of services and others	CLP	167,760	520,221
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of services and others	CLP	19,744	1,578
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of packaging	CLP	1,858,230	5,992,443
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of finished products	CLP	2,116,740	2,380,574
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of packaging/raw materials	CLP	2,113,628	6,344,834
96.891.720-K	Embonor S.A.	Shareholder related	Chile	Sale of finished products	CLP	15,729,288	44,982,749
96.891.720-K	Embonor S.A.	Shareholder related	Chile	Sale of services and others	CLP	331,923	447,092
96.891.720-K	Embonor S.A.	Shareholder related	Chile	Sale of raw material and material	CLP	69,261	197,288
96.891.720-K	Embonor S.A.	Shareholder related	Chile	Minimum Dividend	CLP	85,581	118,314
96.517.310-2	Embotelladora Iquique S.A.	Shareholder related	Chile	Sale of finished products	CLP	297,367	167,430
89.996.200-1	Envases del Pacífico S.A.	Director related	Chile	Raw material and material purchase	CLP	70,318	427
Foreign	Recofarma do Indústrias Amazonas Ltda.	Shareholder related	Brazil	Concentrate purchase	BRL	15,172,321	71,959,416
Foreign	Recofarma do Indústrias Amazonas Ltda.	Shareholder related	Brazil	Reimbursements and other purchases	BRL	69,562	220,708
Foreign	Serv. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder related	Argentina	Concentrate purchase	ARS	25,485,404	81,198,463
Foreign	Serv. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder related	Argentina	Advertising participation	ARS	425,136	6,395,881
Foreign	KAIK Participações	Associate	Brazil	Reimbursements and other purchases	BRL	890	14,162
Foreign	Leão Alimentos e Bebidas Ltda.	Associate	Brazil	Product purchase	BRL	91,717	-
Foreign	Sorocaba Refrescos S.A.	Associate	Brazil	Product purchase	BRL	381,412	3,671,472
89.862.200-2	Latam Airlines Group S.A.	Director related	Chile	Product sales	CLP	93,661	-
89.862.200-2	Latam Airlines Group S.A.	Director related	Chile	Product purchase	CLP	18,695	85,140
76.572.588-7	Coca Cola Del Valle New Ventures SA	Associate	Chile	Sale of services and others	CLP	108,097	397,659
76.572.588-7	Coca Cola Del Valle New Ventures SA	Associate	Chile	Purchase of services and others	CLP	1,102,555	4,410,223
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	Payment of fees and services	ARS	705,965	1,373,594
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	Product purchase	ARS	1,076,840	80,761
Foreign	Trop Frutas do Brasil Ltda.	Associate	Brazil	Product purchase	BRL	133,249
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Sale of raw materials	CLP	850	10,914
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Sale of finished products	CLP	1,387,662	2,050,156
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Sale of services and others	CLP	12,778	459,707
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Raw material purchase	CLP	816,597	1,009,547

12.4	Salaries and benefits received by key management

Salaries and benefits paid to the Company’s key management personnel including directors and managers are detailed as follows:

Description	03.31.2021	03.31.2020
	CLP (000’s)	CLP (000’s)
Executive wages, salaries and benefits	3,332,065	3,051,748
Director allowances	348,000	378,000
Total	3,680,065	3,429,748

13 –CURRENT AND NON-CURRENT EMPLOYEE BENEFITS

Employee benefits are detailed as follows:

Description	03.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Accrued vacation	12,480,418	14,650,267
Participation in profits and bonuses	5,221,043	15,969,735
Indemnities for years of service	14,882,659	14,086,575
Total	32,584,120	44,706,577

	CLP (000’s)	CLP (000’s)
Current	18,159,825	31,071,019
Non-current	14,424,295	13,635,558
Total	32,584,120	44,706,577

13.1       Indemnities for years of service

The movements of employee benefits, valued pursuant to Note 2 are detailed as follows:

Movements	03.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Opening balance	14,086,575	10,085,264
Service costs	453,047	1,675,492
Interest costs	71,762	369,332
Actuarial variations	1,449,577	3,127,398
Benefits paid	(1,178,302)	(1,170,911)
Total	14,882,659	14,086,575

13.1.1       Assumptions

The actuarial assumptions used are detailed as follows:

Assumptions	03.31.2021	12.31.2020
Discount rate	-0.05%	-0.05%
Expected salary increase rate	2.0%	2.0%
Turnover rate	7.68%	7.68%
Mortality rate	RV-2014	RV-2014
Retirement age of women	60 years	60 years
Retirement age of men	65 years	65 years

13.2       Personnel expenses

Personnel expenses included in the consolidated statement of income are as follows:

Description	03.31.2021	03.31.2020
	CLP (000’s)	CLP (000’s)
Wages and salaries	46,884,676	52,552,478
Employee benefits	11,336,211	12,992,353
Severance benefits	926,265	1,127,469
Other personnel expenses	4,199,596	4,373,279
Total	63,346,748	71,045,579

14 – INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD

14.1       Description

Investments in associates are accounted for using the equity method. Investments in associates are detailed as follows:

			Functional	Investment value		Ownership interest
TAXPAYER ID	Name	Country	currency	03.31.2021	12.31.2020	03.31.2021	12.31.2020
86.881.400-4	Envases CMF S.A. (1)	Chile	CLP	20,985,559	20,185,148	50.00%	50.00%
Foreign	Leão Alimentos e Bebidas Ltda. (2)	Brazil	BRL	9,711,895	10,628,035	10.26%	10.26%
Foreign	Kaik Participações Ltda. (2)	Brazil	BRL	908,389	979,978	11.32%	11.32%
Foreign	SRSA Participações Ltda.	Brazil	BRL	43,703	48,032	40.00%	40.00%
Foreign	Sorocaba Refrescos S.A.	Brazil	BRL	19,790,998	20,976,662	40.00%	40.00%
Foreign	Trop Frutas do Brazil Ltda. (2)	Brazil	BRL	4,263,422	4,695,228	7.52%	7.52%
76.572.588.7	Coca Cola del Valle New Ventures S.A.	Chile	CLP	30,353,983	30,443,271	35.00%	35.00%
Total				86,057,949	87,956,354

(1)	In Envases CMF S.A., regardless of the percentage of ownership interest, it was determined that no controlling interest was held, only a significant influence, given that there was not a majority vote of the Board of Directors to make strategic business decisions.

(2)	In these companies, regardless of the ownership interest, it has been defined that the Company has significant influence, given that it has the right to appoint directors.

14.2	Movements

The movement of investments in other entities accounted for using the equity method is shown below:

Description	03.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Opening balance	87,956,354	99,866,733
Dividends received	-	(1,215,126)
Share in operating income	970,999	3,248,680
Amortization unrealized income in associates	(109,449)	(566,422)
Increase (decrease) in foreign currency translation, investments in associates	(2,759,955)	(13,377,511)
Ending balance	86,057,949	87,956,354

The main movements are explained below:

•	In 2020 Leão Alimentos e Bebidas Ltda. recognized the value of a plant at its value of use less the costs of sale, reducing the value previously recognized. Andina recognized as results for the 2020 period a proportional loss of CLP 2,931 million.
•	In the 2020 period Sorocaba Refrescos S.A., recognized a tax credit for excluding ICMS from the PIS and COFINS calculation base. Andina recognized as results for the 2020 period a proportional result of CLP 2,134 million
•	Dividends received in 2020 mainly correspond to Envases CMF S.A.

14.3	Reconciliation of share of profit in investments in associates:

Description	03.31.2021	03.31.2020
	CLP (000’s)	CLP (000’s)
Equity value on income of associates	970,999	1,405,251
Unrealized earnings from product inventory acquired from associates and not sold at the end of the period, which is presented as a discount in the respective asset account (containers and / or inventory)	(193,443)	(239,091)
Amortization goodwill in the sale of fixed assets of Envases CMF S.A.	21,317	-
Amortization goodwill preferred rights CCDV S.A.	(130,765)	(130,766)
Income statement balance	668,107	1,035,394

14.4	Summary financial information of associates:

At March 31, 2021:

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participações Ltda.	SRSA Participações Ltda.	Leão Alimentos e Bebidas Ltda.	Trop Frutas do Brazil Ltda.	Coca Cola del Valle New Ventures S.A.
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Total assets	75,633,108	96,659,609	8,024,861	265,172	114,194,837	69,758,074	105,060,217
Total liabilities	33,619,356	51,087,479	24	155,909	26,484,731	5,209,799	19,206,561
Total revenue	17,123,279	10,326,116	10,515	106,729	14,126,376	4,881,975	6,545,389
Net income (loss) of associates	1,558,189	727,217	10,515	106,729	(588,793)	(191,154)	274,231

Reporting date	03-31-2021	02-28-2021	02-28-2021	02-28-2021	02-28-2021	02-28-2021	02-28-2021

At March 31, 2020:

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participações Ltda.	SRSA Participações Ltda.	Leao Alimentos e Bebidas Ltda.	Trop Frutas do Brazil Ltda.	Coca Cola del Valle New Ventures S.A.
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Total assets	77,090,713	101,553,228	10,289,002	345,094	208,866,113	90,476,960	103,231,049
Total liabilities	37,004,809	46,778,039	31	201,631	35,259,759	24,036,999	16,366,864
Total revenue	18,339,647	11,147,624	36,625	140,186	19,625,995	6,842,271	6,880,728
Net income (loss) of associates	1,917,605	812,216	36,625	140,186	(1,008,797)	(229,961)	627,315

Reporting date	03-31-2020	02-29-2020	02-29-2020	02-29-2020	02-29-2020	02-29-2020	02-29-2020

15 – INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets other than goodwill are detailed as follows:

	March 31, 2021			December 31, 2020
		Accumulated			Accumulated
Description	Gross Value	Amortization (a)	Net Value	Gross Value	Amortization (a)	Net Value
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Distribution rights (1)	604,725,000	(1,780,522)	602,944,478	598,371,081	(2,005,344)	596,365,737
Software	35,290,361	(27,167,257)	8,123,104	35,030,003	(26,882,550)	8,147,453
Others	509,957	(457,705)	52,252	417,957	(416,982)	975
Total	640,525,318	(28,055,478)	611,119,834	633,819,041	(29,304,876)	604,514,165

(1)	Correspond to the contractual rights to produce and distribute Coca-Cola products in certain parts of Argentina, Brazil, Chile and Paraguay. Distribution rights result from the valuation process at fair value of the assets and liabilities of the companies acquired in business combinations. Production and distribution contracts are renewable for periods of 5 years with Coca-Cola. The nature of the business and renewals that Coca-Cola has permanently done on these rights, allow qualifying them as indefinite contracts.

(a)	Includes impairment of Ades investment in Chile for CLP 1,534 million recorded in 2020.

The distribution rights together with the assets that are part of the cash-generating units, are annually subjected to the impairment test, Such distribution rights have an indefinite useful life and are not subject to amortization, except for the Monster rights that are amortized in the term of the agreement which is 4 years.

Distribution rights	03.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Chile (excluding Metropolitan Region, Rancagua and San Antonio)	303,630,236	303,702,092
Brazil (Rio de Janeiro, Espirito Santo, Ribeirão Preto and investments in Sorocaba and Leão Alimentos e Bebidas Ltda.)	127,962,052	138,176,054
Paraguay	169,388,885	152,595,420
Argentina (North and South)	1,963,305	1,892,171
Total	602,944,478	596,365,737

The movement and balances of identifiable intangible assets are detailed as follows:

	January 1 to March 31, 2021				January 1 to December 31, 2020
	Distribution				Distribution
Description	Rights	Others	Software	Total	Rights	Others	Software	Total
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Opening balance	596.365.737	977	8.147.451	604.514.164	666.755.196	456.763	7.863.416	675.075.375
Additions			579.448	579.448	94.661	-	2.575.125	2.669.786
Amortization	(20.539)		(554.744)	(575.283)	(1.573.878)	-	(2.088.612)	(3.662.490)
Other increases (decreases) (1)	6.599.279	51.277	(49.052)	6.601.505	(68.910.242)	(455.786)	(202.478)	(69.568.506)
Ending balance	602.944.478	51.277	8.123.104	611.119.834	596.365.737	977	8.147.451	604.514.165

(1)	Mainly corresponds to restatement due to the effects of translation of distribution rights of foreign subsidiaries.

16 – GOODWILL

Movement in Goodwill is detailed as follows:

Cash Generating Unit	01.01.2021	Foreign currency translation differences where functional currency is different from presentation currency	03.31.2021
	CLP (000’s)	CLP (000’s)	CLP (000’s)
Chilean operation	8,503,023	-	8,503,023
Brazilian operation	56,001,413	(4,064,182)	51,937,231
Argentine operation	27,343,642	1,027,993	28,371,635
Paraguayan operation	6,477,515	712,809	7,190,324
Total	98,325,593	(2,323,380)	96,002,213

Cash Generating Unit	01.01.2020	Foreign currency translation differences where functional currency is different from presentation currency	12.31.2020
	CLP (000’s)	CLP (000’s)	CLP (000’s)
Chilean operation	8,503,023	-	8,503,023
Brazilian operation	75,674,072	(19,672,659)	56,001,413
Argentine operation	29,750,238	(2,406,596)	27,343,642
Paraguayan operation	7,294,328	(816,813)	6,477,515
Total	121,221,661	(22,896,068)	98,325,593

17 – OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

Liabilities are detailed as follows:

	Balance
	Current		Non-current
	03.31.2021	12.31.2020	03.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Bank loans (Note 17.1.1 - 2)	781,362	799,072	4,000,000	4,000,000
Bonds payable, net[1] (Note 17.2)	14,517,467	18,705,015	925,525,687	918,921,342
Deposits in guaranty	12,616,095	12,126,831	-	-
Derivative contract liabilities (Note 22)	1,141,656	1,217,322	52,416,969	51,568,854
Lease liabilities (Note 17.4.1 - 2)	5,858,558	5,718,484	14,000,006	15,339,373
Total	34,915,138	38,566,724	995,942,662	989,829,569

The fair value of financial assets and liabilities is presented below:

	Book value 03.31.2021	Fair value 03.31.2021	Book value 12.31.2020	Fair value 12.31.2020
Current	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Cash and cash equivalent (2)	208,294,736	208,294,736	309,530,699	309,530,699
Derivative contract assets (see Note 5 - 20) (1)	733,859	733,859	-	-
Trade debtors and other accounts receivable (2)	177,000,344	177,000,344	194,664,683	194,664,683
Accounts receivable related companies (2)	12,890,237	12,890,237	11,875,408	11,875,408
Bank loans (2)	781,362	879,962	799,072	896,307
Bonds payable (2)	14,517,467	17,583,097	18,705,015	22,471,852
Bottle guaranty deposits (2)	12,616,095	12,616,095	12,126,831	12,126,831
Derivative contracts liabilities (see Note 20) (1)	1,141,656	1,141,656	1,217,322	1,217,322
Leasing agreements (2)	5,858,558	5,858,558	5,718,484	5,718,484
Accounts payable (2)	206,054,007	206,054,007	230,445,809	230,445,809
Accounts payable related companies (2)	24,478,246	24,478,246	39,541,968	39,541,968

	03.31.2021	03.31.2021	12.31.2020	12.31.2020
Non-current	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Derivative contract assets (see Note 5 - 20) (1)	176,458,121	176,458,121	150,983,295	150,983,295
Non-current accounts receivable (2)	79,694	79,694	73,862	73,862
Accounts receivable related companies (2)	138,375	138,375	138,346	138,346
Bank loans (2)	4,000,000	4,056,753	4,000,000	4,056,753
Bonds payable (2)	925,525,687	1,038,678,773	918,921,342	1,088,617,557
Leasing agreements (2)	14,000,006	14,000,006	15,339,373	15,339,373
Non-current accounts payable (2)	307,271	307,271	295,279	295,279
Derivative contracts liabilities (see Note 20) (1)	52,416,969	52,416,969	51,568,854	51,568,854

(1)	Fair values are based on discounted cash flows using market discount rates at the close of the six-month and one-year period and are classified as Level 2 of the fair value measurement hierarchies.
(2)	Financial instruments such as: Cash and Cash Equivalents, Trade and Other Accounts Receivable, Accounts Receivable, Bottle Guarantee Deposits and Trade Accounts Payable, and Other Accounts Payable present a fair value that approximates their carrying value, considering the nature and term of the obligation. The business model is to maintain the financial instrument in order to collect/pay contractual cash flows, in accordance with the terms of the contract, where cash flows are received/cancelled on specific dates that exclusively constitute payments of principal plus interest on that principal. These instruments are revalued at amortized cost.

1 Amounts net of issuance expenses and discounts related to issuance.

17.1.1 Bank loans, current

									Maturity		Total
	Indebted entity			Creditor entity			Tipo de	Nominal	Up to 90 days	90 days to 1 year	At 03.31.2021	At 12.31.2020
Taxpayer ID	Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco BCI	Chile	UF	Semiannually	2.13%	8,473	760,683	769,156	760,667
96.705.990-0	Envases Central S.A.	Chile	96.836.390-5	Banco Estado	Chile	CLP	Semiannually	2.00%	-	12,206	12,206	33,111
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Buenos Aires S.A.	Argentina	AR	Monthly	22.00%	-	-	-	5,294
Total											781,362	799,072

17.1.2 Bank loans, non-current

									Maturity

	Indebted entity			Creditor entity			Type of	Nominal	1 year up to 2 years	More than 2 Up to 3 years	More than 3 Up to 4 years	More than 4 Up to 5 years	More than 5 years	At 03.31.2021
Taxpayer ID	Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco BCI	Chile	CLP	Semiannually	2.00%	-	-	4,000,000	-	-	4.000.000
Total														4.000.000

17.1.3 Bank loans, non-current previous year

											Maturity
	Indebted entity			Creditor entity			Type of	Nominal	1 year up to 2 years	more than 2 up to 3 years	more than 3 up to 4 years	more than 4 up to 5 years	more than 5 years	al 12.31.2020
Taxpayer ID	Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco BCI	Chile	CLP	Semiannually	2.00%	-	-	4,000,000	-	-	4.000.000
Total														4.000.000

17.1.4	Current and non-current bank obligations “Restrictions”

Bank obligations are not subject to restrictions for the reported periods.

17.2	Bond obligations

On January 21, 2020, the Company issued corporate bonds on the international market for USD 300 million with a 30-year maturity, with a bullet structure and an annual interest rate of 3.950%. In parallel, derivatives (Cross Currency Swaps) covering 100% of the financial obligations of the bond that are denominated in US dollars have been contracted re-denominating that liability to UF.

During 2018, Andina carried out a debt restructuring process that consisted of a partial repurchase in the amount of USD 210 million of the 144A/RegS Senior Notes and refinancing it with the placement of Series F bonds in the local market in the amount of UF 5.7 million due 2039 and accruing an annual interest rate of 2.83%. The costs corresponding to the repurchase of bonds, associated with premium payments, overpricing and proportional amortization of placement costs and discounts in bonds in original U.S. Dollars amounting to CLP 9,583,000 thousand, were recorded in results under the item financial costs.

	Current		Non-current		Total
	03.31.2021	12.31.2020	03.31.2021	12.31.2020	03.31.2021	12.31.2020
Composition of bonds payable	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Bonds face value [1]	15,340,036	19,347,033	932,242,700	925,968,913	947,582,736	945,315,946

17.2.1	Current and non-current balances

Bonds payable correspond to bonds in UF issued by the parent company on the Chilean market and bonds in U.S. dollars issued by the Parent Company on the international market. A detail of these instruments is presented below:

		Current					Current		Non-current
		nominal					03.31.2021	12.31.2020	03.31.2021	12.31.2020
Bonds	Series	amount	Adjustment unit	Interest rate	Final maturity	Interest payment	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
CMF Registration 254 06.13.2001	B	1,648,160	UF	6.5%	12-01-2026	Semiannually	8,593,852	7,776,693	40,839,224	40,388,468
CMF Registration 641 08.23.2010	C	1,431,818	UF	4.0%	08-15-2031	Semiannually	4,216,755	647,672	38,079,588	43,605,495
CMF Registration 760 08.20.2013	D	4,000,000	UF	3.8%	08-16-2034	Semiannually	541,002	1,629,677	117,579,080	116,281,320
CMF Registration 760 04.02.2014	E	3,000,000	UF	3.75%	03-01-2035	Semiannually	273,033	1,083,063	88,184,319	87,210,999
CMF Registration 912 10.10.2018	F	5,700,000	UF	2.83%	09-25-2039	Semiannually	75,960	1,234,601	167,550,189	165,700,881
Bonds USA 2023 10.01.2013	-	365,000,000	US$	5.0%	10-01-2023	Semiannually	-	3,243,709	263,464,300	259,496,750
Bonds USA 2050 01.01.2020	-	300,000,000	US$	3.95%	01-21-2050	Semiannually	1,639,434	3,731,618	216,546,000	213,285,000
						Total	15,340,036	19,347,033	932,242,700	925,968,913

1 Gross amounts do not consider discounts related to issuance.

17.2.3 Non-current maturities

		Year of maturity				Total Non-current
	Series	More than 1 up to 2	More than 2 up to 3	More than 3 up to 4	More than 5	03.31.2021
		CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
CMF Registration 254 06.13.2001	B	8,102,568	8,629,234	9,190,134	14,917,288	40,839,224
CMF Registration 641 08.23.2010	C	4,008,377	4,008,378	4,008,378	26,054,455	38,079,588
CMF Registration 760 08.20.2013	D	-	-	-	117,579,080	117,579,080
CMF Registration 760 04.02.2014	E	-	-	-	88,184,319	88,184,319
CMF Registration 912 10.10.2018	F	-	-	-	167,550,189	167,550,189
Bonds USA	-	-	-	263,464,300	-	263,464,300
Bonds USA 2	-	-	-	-	216,546,000	216,546,000
Total		12,110,945	12,637,612	276,662,812	630,831,331	932,242,700

17.2.4 Market rating

The bonds issued on the Chilean market had the following rating:

AA    :    ICR Compañía Clasificadora de Riesgo Ltda. rating

AA    :    Fitch Chile Clasificadora de Riesgo Limitada rating

The rating of bonds issued on the international market had the following rating:

BBB    :    Standard&Poors Global Ratings

BBB+  :    Fitch Ratings Inc.

17.2.5        Restrictions

17.2.5.1       Restrictions regarding bonds placed abroad.

Obligations with bonds placed abroad are not affected by financial restrictions for the periods reported.

17.2.5.2 Restrictions regarding bonds placed in the local market.

Restrictions on the issuance of bonds for a fixed amount registered under number 254.

In October 2020, the Consolidated Financial Liabilities/Consolidated Equity no more than 1.20 times covenant was amended as follows:

•	Maintain an indebtedness level where Net Consolidated Financial Liabilities to Consolidated Equity does not exceed 1.20 times. For these purposes Net Consolidated Financial Liabilities shall be regarded as (i) “Other Current Financial Liabilities,” plus (ii) “Other Non-Current Financial Liabilities,” less (iii) the addition of “Cash and Cash Equivalents” plus “Other Current Financial Assets;” plus “Other Non-Current Financial Assets) (to the extent they correspond to asset balances of derivative financial instruments, taken to cover exchange rate and/or interest rate risks on financial liabilities). Consolidated Equity will be regarded as total equity including non-controlling interest.

As of the date of these financial statements, this ratio is 0.48 times.

•	Maintain, and in no manner lose, sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” (Región Metropolitana) as a territory in Chile in which we have been authorized by The Coca-Cola Company for the development, production, sale and distribution of products and brands of the licensor, in accordance to the respective bottler or license agreement, renewable from time to time.

•	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of this date is franchised by TCCC to the Company for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer's Adjusted Consolidated Operating Cash Flow.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities.

Unsecured consolidated liabilities payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

As of the date of these financial statements, this ratio is 1.64 times.

Restrictions to bond lines registered in the Securities Registered under number 641, series C

•	Maintain a level of "Net Financial Debt" within its quarterly financial statements that may not exceed 1.5 times, measured over figures included in its consolidated statement of financial position. To this end, net financial debt shall be defined as the ratio between net financial debt and total equity of the issuer (equity attributable to controlling owners plus non-controlling interest). On its part, net financial debt will be the difference between the Issuer's financial debt and cash.

As of the date of these financial statements, net financial debt level was 0.48 times.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities.

Unencumbered assets refer to the assets that are the property of the issuer; classified under Total Assets of the Issuer’s Financial Statements; and that are free of any pledge, mortgage or other liens constituted in favor of third parties, less "Other Current Financial Assets" and "Other Non-Current Financial Assets" of the Issuer’s Financial Statements (to the extent they correspond to asset balances of derivative financial instruments, taken to hedge exchange rate and interest rate risk of the financial liabilities).

Unsecured total liabilities correspond to: liabilities from Total Current Liabilities and Total Non-Current Liabilities of Issuer’s Financial Statement which do not benefit from preferences or privileges, less "Other Current Financial Assets" and "Other Non-Current Financial Assets" of the Issuer’s Financial Statements (to the extent they correspond to asset balances of derivative financial instruments, taken to hedge exchange rate and interest rate risk of the financial liabilities).

As of the date of these financial statements, this ratio was 1.64 times.

•	Maintain a level of "Net Financial Coverage" greater than 3 times in its quarterly financial statements. Net financial coverage means the ratio between the issuer's Ebitda of the last 12 months and the issuer's Net Financial Expenses in the last 12 months. Net Financial Expenses will be regarded as the difference between the absolute value of interest expense associated with the issuer's financial debt account accounted for under "Financial Costs"; and interest income associated with the issuer's cash accounted for under the Financial Income account. However, this restriction shall be deemed to have been breached where the mentioned level of net financial coverage is lower than the level previously indicated during two consecutive quarters.

As of the date of these financial statements, Net Financial Coverage was 8.52 times.

Restrictions to bond lines registered in the Securities Registrar under number 760 D-E.

•	Maintain an indebtedness level where Net Consolidated Financial Liabilities to Consolidated Equity does not exceed 1.20 times. For these purposes Net Consolidated Financial Liabilities shall be regarded as (i) “Other Current Financial Liabilities,” plus (ii) “Other Non-Current Financial Liabilities,” less (iii) the addition of “Cash and Cash Equivalents” plus “Other Current Financial Assets;” plus “Other Non-Current Financial Assets) (to the extent they correspond to asset balances of derivative financial instruments, taken to cover exchange rate and/or interest rate risks on financial liabilities). Consolidated Equity will be regarded as total equity including non-controlling interest.

As of the date of these financial statements, Indebtedness Level is 0.48 times of Consolidated Equity.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities payable.

Unsecured Consolidated Liabilities Payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

The following will be considered in determining Consolidated Assets: assets free of any pledge, mortgage or other lien, as well as those assets having a pledge, mortgage or real encumbrances that operate solely by law, less asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Financial Statements. Therefore, Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

As of the date of these financial statements, this ratio was 1.64 times.

•	Maintain, and in no manner, lose, sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” as a territory franchised to the Issuer in Chile by The Coca-Cola Company, hereinafter also referred to as "TCCC" or the "Licensor" for the development, production, sale and distribution of products and brands of said licensor, in accordance to the respective bottler or license agreement, renewable from time to time. Losing said territory, means the non-renewal, early termination or cancellation of this license agreement by TCCC, for the geographical area today called "Metropolitan Region". This reason shall not apply if, as a result of the loss, sale, transfer or disposition, of that licensed territory is purchased or acquired by a subsidiary or an entity that consolidates in terms of accounting with the Issuer.

•	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of these instruments is franchised by TCCC to the Issuer for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer's Adjusted Consolidated Operating Cash Flow of the audited period immediately before the moment of loss, sale, assignment or transfer. For these purposes, the term "Adjusted Consolidated Operating Cash Flow" shall mean the addition of the following accounting accounts of the Issuer's Consolidated Statement of Financial Position: (i) "Gross Profit" which includes regular activities and cost of sales; less (ii) "Distribution Costs"; less (iii) "Administrative Expenses"; plus (iv) "Participation in profits (losses) of associates and joint ventures that are accounted for using the equity method"; plus (v) "Depreciation"; plus (vi) "Intangibles Amortization".

Restrictions to bond lines registered in the Securities Registrar under number 912.

•	Maintain an indebtedness level where Net Consolidated Financial Liabilities to Consolidated Equity does not exceed 1.20 times. For these purposes Net Consolidated Financial Liabilities shall be regarded as (i) “Other Current Financial Liabilities,” plus (ii) “Other Non-Current Financial Liabilities,” less (iii) the addition of “Cash and Cash Equivalents” plus “Other Current Financial Assets;” plus “Other Non-Current Financial Assets) (to the extent they correspond to asset balances of derivative financial instruments, taken to cover exchange rate and/or interest rate risks on financial liabilities). Consolidated Equity will be regarded as total equity including non-controlling interest.

As of the date of these financial statements, this ratio was 0.48 times.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities payable. Unsecured Consolidated Liabilities Payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position. The following will be considered in determining Consolidated Assets: assets free of any pledge, mortgage or other lien, as well as those assets having a pledge, mortgage or real encumbrances that operate solely by law, less asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Financial Statements. Therefore, Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

As of the date of these financial statements, this ratio was 1.64 times.

•	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of local bonds Series C, D and E is franchised by TCCC to the Issuer for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer's Adjusted Consolidated Operating Cash Flow of the audited period immediately before the moment of loss, sale, assignment or transfer. For these purposes, the term "Adjusted Consolidated Operating Cash Flow" shall mean the addition of the following accounting accounts of the Issuer's Consolidated Statement of Financial Position: (i) "Gross Profit" which includes regular activities and cost of sales; less (ii) "Distribution Costs"; less (iii) "Administrative Expenses"; plus (iv) "Participation in profits (losses) of associates and joint ventures that are accounted for using the equity method"; plus (v) "Depreciation"; plus (vi) "Intangibles Amortization".

As of March 31, 2021 and December 31, 2020, the Company complies with all financial collaterals.

17.3 Derivative contract obligations

Please see details in Note 22.

17.3.1 Current liabilities for leasing agreements

The Company maintains leases on forklifts, vehicles, real estate and machinery. These leases have an average lifespan of between one and eight years without including a renewal option in the contracts.

								Maturity		Total
Indebted entity		Creditor entity				Type of	Nominal	Up to	90 days up to	At	at
Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	90 days	1 year	03.31.2021	12.31.2020
								CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração - Light ESCO	Brazil	BRL	Monthly	12.28%	159,178	508,670	667,848	698,526
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack	Brazil	BRL	Monthly	7.39%	58,124	101,740	159,864	208,738
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Real estate	Brazil	BRL	Monthly	8.20%	37,474	102,841	140,315	183,694
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Leão	Brazil	BRL	Monthly	6.56%	63,111	183,616	246,727	269,310
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	USD	Monthly	12.00%	21,387	64,162	85,549	83,469
Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Comafi	Argentina	USD	Monthly	12.00%	32,010	96,029	128,039	124,927
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real estate	Argentina	ARS	Monthly	50.00%	62,600	121,132	183,732	213,905
Embotelladora del Atlántico S.A.	Argentina	Foreign	Systems	Argentina	USD	Monthly	1.00%	21,068	63,205	84,273	82,227
Vital Aguas S.A	Chile	76.389.720-6	Coca Cola del Valle New Ventures S.A	Chile	CLP	Linear	7.50%	291,681	889,258	1,180,939	1,171,464
Envases Central S.A	Chile	96.705.990-0	Coca Cola del Valle New Ventures S.A	Chile	CLP	Linear	8.40%	570,288	1,738,805	2,309,093	2,290,464
Paraguay Refrescos SA	Paraguay	80.003.400-7	Tetra Pack Ltda. Suc. Py	Paraguay	PYG	Monthly	1.00%	55,402	183,957	239,359	215,632
Transportes Polar S.A.	Chile	96.928.520-7	Cons. Inmob. e Inversiones Limitada	Chile	UF	Monthly	2.89%	23,401	71,225	94,626	92,778
Embotelladora Andina S.A	Chile	91.144.000-8	Central de Restaurante Aramark Ltda.	Chile	CLP	Monthly	1.30%	20,803	55,807	76,610	83,350
Transporte Andina Refrescos Ltda	Chile	85.275.700-0	Arrendamiento de Maquinaria SPA	Chile	UF	Monthly	0.84%	65,602	195,982	261,584	-
									Total	5,858,558	5,718,484

17.3.2 Non-current liabilities for leasing agreements

							Maturity
Indebted entity		Creditor entity				Type of	Nominal	1 year up to	2 years up to	3 years up to	4 years up to	More than	at
Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	2 years	3 years	4 years	5 years	5 years	03.31.2021
								CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração - Light ESCO	Brazil	BRL	Monthly	12.28%	753,666	851,642	962,356	1,087,462	4,186,636	7,841,762
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack|	Brazil	BRL	Monthly	7.39%	65,152	-	-	-	-	65,152
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Real estate	Brazil	BRL	Monthly	8.20%	43,449	31,178	13,770			88,397
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Leao Alimentos e Bebidas Ltda.	Brazil	BRL	Monthly	6.56%	242,034	227,221	225,881	159,098	40,656	894,890
Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Comafi	Argentina	USD	Monthly	12.00%	-	-	-	-	-	-
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	USD	Monthly	12.00%	-	250,011	-	250,011	54,816	554,838
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real estate	Argentina	ARS	Monthly	50.00%	-	119,744	-	-	-	119,744
Embotelladora del Atlántico S.A.	Argentina	Foreign	Systems	Argentina	USD	Monthly	12.00%	-	77,253	-	-	-	77,253
Vital Aguas S.A	Chile	76.572.588-7	Coca Cola del Valle New Ventures S.A	Chile	CLP	Monthly	6.82%	808,351	-	-	-	-	808,351
Envases Central S.A	Chile	76.572.588-7	Coca Cola del Valle New Ventures S.A	Chile	CLP	Monthly	7.68%	2,383,606	-	-	-	-	2,383,606
Paraguay Refrescos SA	Paraguay	80.003.400-7	Tetra Pack Ltda. Suc. Py	Paraguay	PYG	Monthly	1.00%	-	79,600	-	-	-	79,600
Transportes Polar S.A.	Chile	76.413.243-2	Cons. Inmob. e Inversiones Limitada	Chile	UF	Monthly	2.89%	-	197,647	-	138,248	-	335,895
Transporte Andina Refrescos Ltda	Chile	85.275.700-0	ARRENDAMIENTO DE MAQUINARIA SPA	Chile	CLP	Monthly	0.84%	-	516,619	-	233,899	-	750,518
												Total	14,000,006

17.3.3 Non-current liabilities for leasing agreements (previous year)

							Maturity
Indebted entity		Creditor entity				Type of	Nominal	1 year up to	2 years up to	3 years up to	4 years up to	More than	at
Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	2 years	3 years	4 years	5 years	5 years	12.31.2020
								CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração - Light ESCO	Brazil	BRL	Monthly	12.28%	789,334	891,946	1,007,901	1,138,928	4,827,833	8,655,942
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack|	Brazil	BRL	Monthly	7.39%	95,856	-	-	-	-	95,856
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Real estate	Brazil	BRL	Monthly	8.20%	72,906	32,980	23,547	-	-	129,433
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Leao Alimentos e Bebidas Ltda.	Brazil	BRL	Monthly	6.56%	261,577	249,681	243,911	225,680	51,007	1,031,856
Embotelladora del Atlántico S.A.	Argentina	O-E	Banco Comafi	Argentina	USD	Monthly	12.00%	-	20,867	-	-	-	20,867
Embotelladora del Atlántico S.A.	Argentina	O-E	Tetra Pak SRL	Argentina	USD	Monthly	12.00%	-	249,854	-	249,854	72,874	572,582
Embotelladora del Atlántico S.A.	Argentina	O-E	Real estate	Argentina	ARS	Monthly	50.00%	-	128,930	-	-	-	128,930
Embotelladora del Atlántico S.A.	Argentina	O-E	Real estate	Argentina	ARS	Monthly	50.00%	-	95,931	-	-	-	95,931
Vital Aguas S.A	Chile	76.572.588-7	Coca Cola del Valle New Ventures S.A	Chile	CLP	Monthly	8.20%	1,107,140	-	-	-	-	1,107,140
Envases Central S.A	Chile	76.572.588-7	Coca Cola del Valle New Ventures S.A	Chile	CLP	Monthly	9.00%	2,967,864	-	-	-	-	2,967,864
Paraguay Refrescos SA	Paraguay	80.003.400-7	Tetra Pack Ltda. Suc. Py	Paraguay	PYG	Monthly	1.00%	-	163,635	-	-	-	163,635
Transportes Polar S.A.	Chile	76.413.243-2	Cons. Inmob. e Inversiones Limitada	Chile	UF	Monthly	2.89%	-	193,789	-	161,551	-	355,340
Embotelladora Andina S.A	Chile	76.178.360-2	Central de Restaurante Aramark Ltda.	Chile	CLP	Monthly	1.30%	-	13,997	-	-	-	13,997
												Total	15,339,373

Leasing agreement obligations are not subject to financial restrictions for the reported periods.

18 – TRADE AND OTHER ACCOUNTS PAYABLE

Trade and other current accounts payable are detailed as follows:

	03.31.2021	12.31.2020
Classification	CLP (000’s)	CLP (000’s)
Current	206,054,007	230,445,809
Non-current	307,271	295,279
Total	206,361,278	230,741,088

Item
	CLP (000’s)	CLP (000’s)
Trade accounts payable Comerciales	138,935,278	163,361,078
Withholding tax	46,815,230	48,566,443
Others	20,610,770	18,813,567
Total	206,361,278	230,741,088

19 – OTHER PROVISIONS, CURRENT AND NON-CURRENT

19.1       Balances

The composition of provisions is as follows:

	03.31.2021	12.31.2020
Description	CLP (000’s)	CLP (000’s)
Litigation (1)	47,966,647	50,070,273
Total	47,966,647	50,070,273

Current	1,569,097	1,335,337
Non-current	46,397,550	48,734,936
Total	47,966,647	50,070,273

(1)	Correspond to the provision made for the probable losses of fiscal, labor and commercial contingencies, based on the opinion of our legal advisors, according to the following detail:

	03.31.2021	12.31.2020
Description (see note 23.1)	CLP (000’s)	CLP (000’s)
Tax contingencies	24,176,650	25,543,101
Labor contingencies	8,354,382	8,688,551
Civil contingencies	15,435,615	15,838,621
Total	47,966,647	50,070,273

19.2       Movements

The movement of principal provisions over litigation is detailed as follows:

	03.31.2021	12.31.2020
Description	CLP (000’s)	CLP (000’s)
Opening balance at January 1st	50,070,274	69,107,550
Additional provisions	-	172,801
Increase (decrease) in existing provisions	1,777,768	4,624,789
Used provision (payments made charged to the provision)	(282,894)	(5,799,209)
Reversal of unused provision	(1,443)	-
Increase (decrease) due to foreign exchange rate differences	(3,597,058)	(18,035,657)
Total	47,966,647	50,070,274

20 – OTHER NON-FINANCIAL LIABILITIES

Other current and non-current liabilities at each reporting period end are detailed as follows:

	Current		Non-current
Description	03.31.2021	12.31.2020	03.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Dividends payable	167,382	25,999,055		-
Others (1)	2,505,848	2,267,675	19,843,056	21,472,048
Total	2,673,230	28,266,730	19,843,056	21,472,048

(1)	Other non-current corresponds mainly to accounts payable to former shareholders of Companhia de Bebidas Ipiranga (“CBI”). See Note 6 for further information.

21 – EQUITY

21.1	Number of shares:

	Number of subscribed, paid-in and voting shares
Series	2021	2020
A	473,289,301	473,289,301
B	473,281,303	473,281,303

21.1.1	Capital:

	Paid-in and subscribed capital
Series	2021	2020
	CLP (000’s)	CLP (000’s)
A	135,379,504	135,379,504
B	135,358,070	135,358,070
Total	270,737,574	270,737,574

21.1.2	Rights of each series:

•	Series A: Elects 12 of the 14 Directors.
•	Series B: Receives an additional 10% of dividends distributed to Series A and elects 2 of the 14 Directors.

21.2	Dividend policy

Under Chilean law, we must distribute cash dividends equivalent to at least 30% of our annual net profit, barring a unanimous vote by shareholders to the contrary. If there is no net profit in a given year, the Company shall not be legally obligated to distribute dividends from accumulated earnings, unless approved by the General Shareholders Meeting. At the General Shareholders’ Meeting held in April 2021, shareholders agreed to pay out of the 2020 earnings a final dividend and an additional dividend to the 30% required by Chille’s Law on Corporations, which will be paid in May 2021 and August 2021, respectively.

In accordance with the provisions of Circular No. 1.945 of the Commission for the Financial Market (CMF) dated September 29, 2009, the Company’s Board of Directors decided to maintain the initial adjustments of adopting IFRS as cumulative gains whose distribution is conditional on their future realization.

The dividends declared and/or paid per share are presented below:

Periods approved - paid		Dividend type	Profits imputable to dividends	CLP Series A	CLP Series B
12-22-2020	01-29-2021	Interim	2020 Earnings	26.60	28.60

21.3	Other reserves

The balance of other reserves includes the following:

	03.31.2021	03.31.2020
Concept	CLP (000’s)	CLP (000’s)
Polar acquisition	421,701,520	421,701,520
Foreign currency translation reserves	(523,619,131)	(342,431,925)
Cash flow hedge reserve	(19,214,334)	(25,316,635)
Reserve for employee benefit actuarial gains or losses	(5,386,324)	(2,230,752)
Legal and statutory reserves	5,435,538	5,435,538
Other	6,014,568	6,014,568
Total	(115,068,163)	63,172,314

21.3.1       Polar acquisition

This amount corresponds to the difference between the valuation at fair value of the issuance of shares of Embotelladora Andina S.A. and the book value of the paid capital of Embotelladoras Coca-Cola Polar S-A., which was finally the value of the capital increase notarized in legal terms.

21.3.2       Cash flow hedge reserve

They arise from the fair value of the existing derivative contracts that have been qualified for hedge accounting at the end of each financial period. When contracts are expired, these reserves are adjusted and recognized in the income statement in the corresponding period (see Note 22).

21.3.3       Reserve for employee benefit actuarial gains or losses

Corresponds to the restatement effect of employee benefits actuarial losses that according to IAS 19 amendments must be carried to other comprehensive income.

21.3.4       Legal and statutory reserves

In accordance with Official Circular N° 456 issued by the Chilean Financial Market Commission (CMF), the legally required price-level restatement of paid-in capital for 2009 is presented as part of other equity reserves and is accounted for as a capitalization from Other Reserves with no impact on net income or retained earnings under IFRS. This amount totaled CLP 5,435,538 thousand as of December 31, 2009.

21.3.5       Foreign currency translation reserves

This corresponds to the conversion of the financial statements of foreign subsidiaries whose functional currency is different from the presentation currency of the Consolidated Financial Statements. Additionally, exchange differences between accounts receivable kept by the companies in Chile with foreign subsidiaries are presented in this account, which have been treated as investment equivalents accounted for using the equity method, Translation reserves are detailed as follows:

	03.31.2021	03.31.2020
Description	CLP (000’s)	CLP (000’s)
Brazil	(224,701,112)	(141,039,321)
Argentina	(302,041,641)	(236,938,720)
Paraguay	3,123,622	35,546,116
Total	(523,619,131)	(342,431,925)

The movement of this reserve for the periods ended on the dates indicated below, is detailed as follows:

	03.31.2021	03.31.2020
Description	CLP (000’s)	CLP (000’s)
Brazil	(21,043,720)	(42,245,203)
Argentina	(10,709,239)	9,477,202
Paraguay	25,630,314	29,412,416
Total	(6,122,645)	(3,355,585)

21.4       Non-controlling interests

This is the recognition of the portion of equity and income from subsidiaries owned by third parties. This account is detailed as follows:

	Non-controlling interests
			Equity		Income
	Ownership %		March	March	March	March
Description	2021	2020	2021	2020	2021	2020
			CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Embotelladora del Atlántico S.A.	0.0171	0.0171	26,121	28,310	1,637	1,218
Andina Empaques Argentina S.A.	0.0209	0.0209	2,540	2,705	102	106
Paraguay Refrescos S.A.	2.1697	2.1697	5,836,028	6,254,727	236,254	234,173
Vital S.A.	35.0000	35.0000	8,408,686	8,190,841	232,646	286,101
Vital Aguas S.A.	33.5000	33.5000	2,065,535	1,854,443	149,192	50,559
Envases Central S.A.	40.7300	40.7300	5,827,508	5,574,595	599,930	426,062
Total			22,166,418	21,905,621	1,219,761	998,219

21.5       Earnings per share

The basic earnings per share presented in the statement of comprehensive income is calculated as the quotient between income for the period and the average number of shares outstanding during the same period.

Earnings per share used to calculate basic and diluted earnings per share is detailed as follows:

Earnings per share	03.31.2021
	SERIE A	SERIE B	TOTAL
Earnings attributable to shareholders (CLP 000’s)	20,056,901	22,062,235	42,119,136
Average weighted number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (CLP)	42.38	46.62	44.50

Earnings per share	03.31.2020
	SERIE A	SERIE B	TOTAL
Earnings attributable to shareholders (CLP 000’s)	22,852,821	25,137,697	47,990,518
Average weighted number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (CLP)	48.29	53.11	50.70

22 – DERIVATIVE ASSETS AND LIABILITIES

Embotelladora Andina currently maintains “Cross Currency Swaps” and “Currency Forward” agreements as derivative financial instruments.

Cross Currency Swaps ("CCS"), also known as interest rate and currency swaps are valued by the method of discounted future cash flows at a market rate corresponding to the currencies and rates of the transaction.

On the other hand, the fair value of forward currency contracts is calculated in reference to current forward exchange rates for contracts with similar maturity profiles.

As of March 31, 2021, the Company held the following derivative instruments:

22.1       Accounting recognition of cross currency swaps

Cross Currency Swaps, associated with local Bonds (Chile)

At the closing date of these financial statements, the Company maintains derivative contracts to secure some of its bond debt issued in Unidades de Fomento totaling UF 10,079,978, to convert those obligations to CLP.

These contracts were valued at fair value, yielding a net asset at the closing date of the financial statements of CLP 14,622,279 thousand which is presented in Other non-current financial assets. Maturity dates of derivative contracts are distributed throughout 2026, 2031, 2034 and 2035.

Cross Currency Swaps, associated with international Bonds (U.S.A.)

At the closing date of these financial statements, the Company maintains derivative contracts to secure US Dollar public bond obligations of USD 360 million due in 2023, to convert such obligations into Brazilian Real. In addition, derivative contracts amounting to USD 300 million are held to convert such obligation into Unidades de Fomento (UF - CLP re-adjustable by the Consumer Price Index) due in 2050. The valuation of the first contract at its fair values generates an asset of CLP 161,835,842 thousand as of March 31, 2021 (CLP 144,684,179 thousand as of December 31, 2020), while the valuation of the second contract at its fair values generates a liability of CLP 52,416,969 thousand at the closing date of these financial statements.

The amount of exchange differences recognized in the statement of income related to financial liabilities in U.S. dollars are absorbed by the amounts recognized under comprehensive income.

22.2       Forward currency transactions expected to be very likely

During 2021 and 2020, Embotelladora Andina entered into forward contracts to ensure the exchange rate on future commodity purchasing needs for its 4 operations, i.e. closing forward instruments in USD/ARS, USD/BRL, USD/CLP and USD/GYP. As of March 31, 2021, outstanding contracts amount to USD 51.1 million (USD 54.0 million as of December 31, 2020).

Futures contracts that ensure prices of future raw materials have not been designated as hedge agreements, since they do not fulfill IFRS documentation requirements, whereby its effects on variations in fair value are accounted for directly under other comprehensive income.

Fair value hierarchy

At the closing date of these financial statements, the Company held assets for derivative contracts for CLP 177,191,980 thousand (CLP 150,983,295 thousand as of December 31, 2020) and held liabilities for derivative contracts for CLP 53.558.625 thousand (CLP 52.786.176 thousand as of December 31, 2020). Those contracts covering existing items have been classified in the same category of hedged, the net amount of derivative contracts by concepts covering forecasted items have been classified in current and non-current financial assets and financial liabilities. All the derivative contracts are carried at fair value in the consolidated statement of financial position.

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1:	quoted (unadjusted) prices in active markets for identical assets or liabilities

Level 2:	Inputs other than quoted prices included in level 1 that are observable for the assets and liabilities, either directly (that is, as prices) or indirectly (that is, derived from prices)

Level 3:	Inputs for assets and liabilities that are not based on observable market data.

During the reporting period, there were no transfers of items between fair value measurement categories; all of which were valued during the period using level 2.

	Fair Value Measurement at March 31, 2021
	Quoted prices in active markets for identical assets or liabilities	Observable market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)	Total
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Assets
Current assets
Other current financial assets	-	733,859	-	733,859
Other non-current financial assets	-	176,458,121	-	176,458,121
Total assets	-	177,191,980	-	177,191,980
Liabilities
Current liabilities
Other current financial liabilities	-	1,141,656	-	1,141,656
Other non-current financial liabilities	-	52,416,969	-	52,416,969
Total liabilities	-	53,558,625	-	53,558,625

	Fair Value Measurement at December 31, 2020
	Quoted prices in active markets for identical assets or liabilities	Observable market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)	Total
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Assets
Current assets
Other current financial assets	-	-	-	-
Other non-current financial assets	-	150,983,295	-	150,983,295
Total assets	-	150,983,295	-	150,983,295
Liabilities
Current liabilities
Other current financial liabilities	-	1,217,322	-	1,217,322
Other non-current financial liabilities	-	51,568,854	-	51,568,854
Total liabilities	-	52,786,176	-	52,786,176

23 – LITIGATION AND CONTINGENCIES

23.1       Lawsuits and other legal actions:

In the opinion of the Company's legal counsel, the Parent Company and its subsidiaries do not face legal or extrajudicial contingencies that might result in material or significant losses or gains, except for the following:

1)	Embotelladora del Atlántico S.A. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling CLP 766,423 thousand (CLP 778,065 thousand in 2020). Management considers it unlikely that non-provisioned contingencies will affect the Company's income and equity, based on the opinion of its legal counsel. Additionally, Embotelladora del Atlántico S.A. maintains time deposits for an amount of CLP 275,589 thousand to guaranty judicial liabilities.

2)	Rio de Janeiro Refrescos Ltda. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling CLP 45,615,794 thousand (CLP 47,945,921 thousand in 2020). Management considers it unlikely that non-provisioned contingencies will affect the Company's income and equity, based on the opinion of its legal counsel. As it is customary in Brazil, Rio de Janeiro Refrescos Ltda. maintains Deposit in courts and assets given in pledge to secure the compliance of certain processes, irrespective of whether these have been classified as a possible, probable or remote. The amounts deposited or pledged as legal guarantees As of March 31, 2021, amounted to CLP 19,492,018 thousand and as of December 31, 2020 amounted to CLP 21,054,433 thousand.

Part of the assets held under warranty by Rio de Janeiro Refrescos Ltda. as of December 31, 2014, are in the process of being released and others have already been released in exchange for guarantee insurance and bond letters for BRL 1,557,647,123, with different Financial Institutions and Insurance Companies in Brazil, these entities receive an annual commission fee of 0.62%. and become responsible of fulfilling obligations with the Brazilian tax authorities should any trial result against Rio de Janeiro Refrescos Ltda. Additionally, if the warranty and bail letters are executed, Rio de Janeiro Refrescos Ltda. promises to reimburse to the financial institutions and Insurance Companies any amounts disbursed by them to the Brazilian government.

Main contingencies faced by Rio de Janeiro Refrescos are as follows:

a)	Tax contingencies resulting from credits on tax on industrialized products (IPI).

Rio de Janeiro Refrescos is a party to a series of proceedings under way, in which the Brazilian federal tax authorities demand payment of value-added tax on industrialized products (Imposto sobre Produtos Industrializados, or IPI) totaling BRL 2,490,949,270 at March 31, 2021.

The Company does not share the position of the Brazilian tax authority in these procedures and considers that it was entitled to claim IPI tax credits in connection with purchases of certain exempt raw materials from suppliers located in the Manaus free trade zone.

Based on the opinion of its advisers, and legal outcomes to date, Management estimates that these procedures do not represent probable losses and has not recorded a provision on these matters.

Notwithstanding the above, the IFRS related to business combination in terms of distribution of the purchase price establish that contingencies must be measured one by one according to their probability of occurrence and discounted at fair value from the date on which it is deemed the loss can be generated. As a result of the acquisition of Companhia de Bebidas Ipiranga in 2013 and pursuant to this criterion and although there are contingencies listed only as possible for BRL 702,798,526 (amount includes adjustments for current lawsuits) a start provision has been generated in the accounting of the business combination for BRL 139,606,600.

b)   Other tax contingencies.

They refer to ICMS-SP tax administrative processes that challenge the credits derived from the acquisition of tax-exempt products acquired by the Company from a supplier located in the Manaus Free Zone. The total amount is BRL 411,050,876 being assessed by external attorneys as a remote loss, so it has no accounting provision.

The company was challenged by the federal tax authority for tax deductibility of a portion of goodwill in the 2014-2016 period arising from the acquisition of Companhia de Bebidas Ipiranga. The tax authority understands that the entity that acquired Companhia de Bebidas Ipiranga is Embotelladora Andina and not Rio de Janeiro Refrescos Ltda. In the view of external lawyers, such a statement is erroneous, classifying it as a possible loss. The value of this process is BRL 469,548,074, as of March 31, 2021.

3)	Embotelladora Andina S.A. and its Chilean subsidiaries face labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling CLP 1,530,095 thousand (CLP 1,300,587 thousand as of December 31, 2020). Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

4)	Paraguay Refrescos S.A. faces tax, trade, labor and other lawsuits. Accounting provisions have been made for the contingency of any loss because of these lawsuits amounting to CLP 38,571 thousand (CLP 34,747 thousand as of December 31, 2020). Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

23.2       Direct guarantees and restricted assets:

Guarantees and restricted assets are detailed as follows:

Guarantees that commit assets included in the financial statements:

					Accounting value
			Committed assets		03.31.2021	12.31.2020
Guaranty creditor	Debtor name	Relationship	Guaranty	Type	CLP (000’s)	CLP (000’s)
Transportes San Martin	Embotelladora Andina S.A.	Parent company	Cash	Trade accounts and other accounts receivable	2,939	2,907
Cooperativa Agricola Pisquera Elqui Limitada	Embotelladora Andina S.A.	Parent company	Cash	Other non-current financial assets	1,216,865	1,216,865
Metro S.A.	Embotelladora Andina S.A.	Parent company	Cash	Other non-current non-financial assets	40,750	40,300
Serv.Nacional Aduanas	Embotelladora Andina S.A.	Parent company	Cash	Other non-current non-financial assets	15,880	15,641
Inmob. e invers. supetar Ltda.	Transportes Polar	Subsidiary	Cash	Other non-current non-financial assets	4,579	4,579
María Lobos Jamet	Transportes Polar	Subsidiary	Cash	Other non-current non-financial assets	11,172	2,566
Bodega San Francisco	Transportes Polar	Subsidiary	Cash	Other non-current non-financial assets	6,484	8,606
Workers claims	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current non-financial assets	4,883,448	5,329,947
Civil and tax claims	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current non-financial assets	5,444,004	5,882,379
Government institutions	Rio de Janeiro Refrescos Ltda.	Subsidiary	Plant and equipment	Property, plant and equipment	9,164,565	9,842,108
Distribuidora Baraldo S.H.	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	157	169
Acuña Gomez	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	235	253
Nicanor López	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	168	181
Labarda	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	3	3
Municipalidad Bariloche	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	17,320	-
Municipalidad San Antonio Oeste	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	700	18,650
Municipalidad Carlos Casares	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	108,320	754
Municipalidad Chivilcoy	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	33	116,641
Others	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	1,412	36
Granada Maximiliano	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	1,963	1,521
Cicsa	Embotelladora del Atlántico S.A.	Subsidiary	Cash deposit	Other current non-financial assets	13,042	2,114
Several stores	Embotelladora del Atlántico S.A.	Subsidiary	Cash deposit	Other current non-financial assets	265	13,140
Aduana de EZEIZA	Embotelladora del Atlántico S.A.	Subsidiary	Cash deposit	Other current non-financial assets	226	286
Municipalidad de Junin	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	1,916	243
Almada Jorge	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	48	2,064
Mirgoni Marano	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	879	51
Farias Matias Luis	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	98,378	947
Temas Industriales SA - Embargo General de Fondos	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	17,653	-
DBC SA C CERVECERIA ARGENTINA SA ISEMBECK	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	3,138	19,009
Coto Cicsa	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	1,961	3,379
Cencosud	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	7,769	2,112
Mariano Mirgoni	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	4,224	105,936
Marcus A.Peña	Paraguay Refrescos	Subsidiary	Real estate	Property, plant and equipment	916	4,011
Mauricio J Cordero C	Paraguay Refrescos	Subsidiary	Real estate	Property, plant and equipment	743	814
José Ruoti Maltese	Paraguay Refrescos	Subsidiary	Real estate	Property, plant and equipment	1,267	655
Alejandro Galeano	Paraguay Refrescos	Subsidiary	Real estate	Property, plant and equipment	1,207	1,132
Ana Maria Mazó	Paraguay Refrescos	Subsidiary	Real estate	Property, plant and equipment	4,579	1,077

Guarantees provided without obligation of assets included in the Financial Statements:

					Amounts involved
			Committed assets		03.31.2021	12.31.2020
Guaranty creditor	Debtor name	Relationship	Guaranty	Type	CLP (000’s)	CLP (000’s)
Labor procedures	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	1,223,179	1,527,347
Administrative procedures	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	8,481,074	8,860,598
Federal Government	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	137,086,272	147,841,989
State Government	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	44,663,643	46,031,398
Sorocaba Refrescos	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Guarantor	2,533,902	2,736,159
Others	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	3,358,190	1,715,099
Aduana de EZEIZA	Embotelladora del Atlántico S.A.	Subsidiary	Surety insurance	Faithful compliance of contract	3,198	3,150
Aduana de EZEIZA	Andina Empaques Argentina S.A.	Subsidiary	Surety insurance	Faithful compliance of contract	269,414	143,615

24 – FINANCIAL RISK MANAGEMENT

The Company’s businesses are exposed to a variety of financial and market risks (including foreign exchange risk, interest rate risk and price risk). The Company’s global risk management program focuses on the uncertainty of financial markets and seeks to minimize potential adverse effects on the performance of the Company. The Company uses derivatives to hedge certain risks. A description of the primary policies established by the Company to manage financial risks are provided below:

Interest Rate Risk

As of the closing date of these financial statements, the Company maintains all its debt liabilities at a fixed rate as to avoid fluctuations in financial expenses resulting from tax rate increases.

The Company’s greatest indebtedness corresponds to six contracts for own issued Chilean local bonds at a fixed rate for UF 15.78 million denominated in UF (“UF”), debt indexed to inflation in Chile (Company sales are correlated with the UF variation), of which five of these Local Bonds have been redenominated through Cross Currency Swaps to Chilean Pesos (CLP).

On the other hand, there is also the Company’s indebtedness on the international market through two 144A/RegS Bonds at a fixed rate, one for USD 365 million, denominated in dollars, and practically 100% of which has been re-denominated to BRL through Cross Currency Swaps, and another one for USD 300 million denominated in USD, and practically 100% of which has been re-denominated to Unidades de Fomento (UF) through Cross Currency Swaps.

Credit risk

The credit risk to which the Company is exposed comes mainly from trade accounts receivable maintained with retailers, wholesalers and supermarket chains in domestic markets; and the financial investments held with banks and financial institutions, such as time deposits, mutual funds and derivative financial instruments.

a)	Trade accounts receivable and other current accounts receivable

Credit risk related to trade accounts receivable is managed and monitored by the area of Finance and Administration of each business unit. The Company has a wide base of more than 283 thousand clients implying a high level of atomization of accounts receivable, which are subject to policies, procedures and controls established by the Company. In accordance with such policies, credits must be based objectively, non-discretionary and uniformly granted to all clients of a same segment and channel, provided these will allow generating economic benefits to the Company. The credit limit is checked periodically considering payment behavior. Trade accounts receivable pending of payment are monitored on a monthly basis.

i.             Sale Interruption

In accordance with Corporate Credit Policy, the interruption of sale must be within the following framework: when a customer has outstanding debts for an amount greater than USD 250,000, and over 60 days expired, sale is suspended. The General Manager in conjunction with the Finance and Administration Manager authorize exceptions to this rule, and if the outstanding debt should exceed USD 1,000,000, and in order to continue operating with that client, the authorization of the Chief Financial Officer is required. Notwithstanding the foregoing, each operation can define an amount lower than USD 250,000 according to the country’s reality.

ii.            Impairment

The impairment recognition policy establishes the following criteria for provisions: 30% is provisioned for 31 to 60 days overdue, 60% between 60 and 91 days, 90% between 91 and 120 days overdue and 100% for more than 120 days. Exemption of the calculation of global impairment is given to credits whose delays in the payment correspond to accounts disputed with the customer whose nature is known and where all necessary documentation for collection is available, therefore, there is no uncertainty on recovering them. However, these accounts also have an impairment provision as follows: 40% for 91 to 120 days overdue, 80% between 120 and 170, and 100% for more than 170 days.

iii.           Prepayment to suppliers

The Policy establishes that USD 25,000 prepayments can only be granted to suppliers if its value is properly and fully provisioned. The Treasurer of each subsidiary must approve supplier warranties that the Company receives for prepayments before signing the respective service contract. In the case of domestic suppliers, a warranty ballot (or the instrument existing in the country) shall be required, in favor of Andina executable in the respective country, non-endorsable, payable on demand or upon presentation and its validity will depend on the term of the contract. In the case of foreign suppliers, a stand-by credit letter will be required which shall be issued by a first line bank; in the event that this document is not issued in the country where the transaction is done, a direct bank warranty will be required. Subsidiaries can define the best way of safeguarding the Company’s assets for prepayments under USD 25,000.

iv.           Guarantees

In Chile, we have insurance with Compañía de Seguros de Crédito Continental S.A. (AA rating –according to Fitch Chile and Humphreys rating agencies) covering the credit risk regarding trade debtors in Chile.

The rest of the operations do not have credit insurance, instead mortgage guarantees are required for volume operations of wholesalers and distributors in the case of trade accounts receivables. In the case of other debtors, different types of guarantees are required according to the nature of the credit granted.

Historically, uncollectible trade accounts have been lower than 0.5% of the Company’s total sales.

b)	Financial investments

The Company has a Policy that is applicable to all the companies of the group in order to cover credit risks for financial investments, restricting both the types of instruments as well as the institutions and degree of concentration. The companies of the group can invest in:

i.	Time deposits: only in banks or financial institutions that have a risk rating equal or higher than Level 1 (Fitch) or equivalent for deposits of less than 1 year and rated A or higher (S&P) or equivalent for deposits of more than 1 year.

ii.	Mutual funds: investments with immediate liquidity and no risk of capital (funds composed of investments at a fixed-term, current account, fixed rate Tit BCRA, negotiable obligations, Over Night, etc.) in all those counter-parties that have a rating greater than or equal to AA-(S&P) or equivalent, Type 1 Pacts and Mutual Funds, with a rating greater than or equal to AA+ (S&P) or equivalent.

iii.	Other investment alternatives must be evaluated and authorized by the office of the Chief Financial Officer.

Exchange Rate Risk

The company is exposed to three types of risk caused by exchange rate volatility:

a)	Exposure of foreign investment

This risk originates from the translation of net investment from the functional currency of each country (Brazilian Real, Paraguayan Guaraní, and Argentine Peso) to the Parent Company’s reporting currency (Chilean Peso). Appreciation or devaluation of the Chilean Peso with respect to the functional currencies of each country, originates decreases and increases in equity, respectively. The Company does not hedge this risk.

a.1    Investment in Argentina

As of the closing date of these financial statements, the Company maintains a net investment of CLP 160,369,404 thousand in Argentina, composed by the recognition of assets amounting to CLP 222,353,156 thousand and liabilities amounting to CLP 61.983.752 thousand. These investments accounted for 19.6% of the Company’s consolidated sales revenues

As of March 31, 2021, the Argentine peso devalued by 7.1% with respect to the Chilean peso.

If the exchange rate of the Argentine Peso devalued an additional 5% with respect to the Chilean Peso, the Company would have lower income from the operation in Argentina of CLP 881,509 thousand and a decrease in equity of CLP 6,429,674 thousand.

a.2   Investment in Brazil

As of the closing date of these financial statements, the Company maintains a net investment of CLP 219,670,507 thousand in Brazil, composed by the recognition of assets amounting to CLP 748,331,030 thousand and liabilities amounting to CLP 528,660,524 thousand. These investments accounted for 26.0% of the Company's consolidated sales revenues.

As of March 31, 2021, the Brazilian Real devalued by 7.4% with respect to the Chilean peso.

If the exchange rate of the Brazilian Real devalued an additional 5% with respect to the Chilean Peso, the Company would have lower income from the operation in Brazil of CLP 370,016 thousand and a decrease in equity of CLP 10,530,185 thousand.

a.3   Investment in Paraguay

As of the closing date of these financial statements, the Company maintains a net investment of CLP 268,973,809 thousand in Paraguay, composed by the recognition of assets amounting to CLP 311,304,210 thousand and liabilities amounting to CLP 42,330,402 thousand. These investments accounted for 8.5% of the Company's consolidated sales revenues.

As of March 31, 2021, the Paraguayan Guarani appreciated by 11.0% with respect to the Chilean peso.

If the exchange rate of the Paraguayan Guaraní devalued by 5% with respect to the Chilean Peso, the Company would have lower income from the operations in Paraguay of CLP 518,503 thousand and a decrease in equity of CLP 12,271,962.

Net exposure of assets and liabilities in foreign currency

This risk stems mostly from carrying liabilities in US dollar, so the volatility of the US dollar with respect to the functional currency of each country generates a variation in the valuation of these obligations, with consequent effect on results.

In order to protect the Company from the effects on income resulting from the volatility of the Brazilian Real and the Chilean Peso against the U.S. dollar, the Company maintains derivative contracts (cross currency swaps) to cover almost 100% of US dollar-denominated financial liabilities.

By designating such contracts as hedging derivatives, the effects on income for variations in the Chilean Peso and the Brazilian Real against the US dollar, are mitigated annulling its exposure to exchange rates.

c)	Exposure of assets purchased or indexed to foreign currency

This risk originates from purchases of raw materials and investments in Property, plant and equipment, whose values are expressed in a currency other than the functional currency of the subsidiary. Changes in the value of costs or investments can be generated through time, depending on the volatility of the exchange rate.

In order to minimize this risk, the Company maintains a currency hedging policy stipulating that it is necessary to enter into foreign currency derivatives contracts to lessen the effect of the exchange rate over cash expenditures expressed in US dollars, corresponding mainly to payment to suppliers of raw materials in each of the operations. This policy stipulates up to 12-month forward horizon.

Commodities risk

The Company is subject to a risk of price fluctuations in the international markets mainly for sugar, PET resin and aluminum, which are inputs used to produce beverages and containers, which together, account for 35% to 40% of operating costs. Procurement and anticipated purchase contracts are made frequently to minimize and/or stabilize this risk. To minimize this risk or stabilize often supply contracts and anticipated purchases are made when market conditions warrant.

Liquidity risk

The products we sell are mainly paid for in cash and short-term credit; therefore, the Company´s main source of financing comes from the cash flow of our operations. This cash flow has historically been sufficient to cover the investments necessary for the normal course of our business, as well as the distribution of dividends approved by the General Shareholders’ Meeting. Should additional funding be required for future geographic expansion or other needs, the main sources of financing to consider are: (i) debt offerings in the Chilean and foreign capital markets (ii) borrowings from commercial banks, both internationally and in the local markets where the Company operates; and (iii) public equity offerings

The following table presents an analysis of the Company’s committed maturities for liability payments throughout the coming years, with interest calculated for each period:

	Payments on the year of maturity
	1 year	More than 1 up to 2	More than 2 up to 3	More than 3 up to 4	More than 5
Item	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Bank debt	781,362			4,000,000	-
Bonds payable (1)	14,517,467	12,110,943	12,637,612	276,662,812	624,114,318
Lease obligations	5,858,558	1,904,631	4,701,571	1,536,219	5,857,583
Contractual obligations	66,015,691	15,617,675	7,884,545	11,051,457	6,395,298
Total	87,173,078	29,633,249	25,223,728	293,250,488	636,367,199

(1)	Includes Mark-to-Market liability valuations for bond hedge derivatives

COVID-19-Related Risk

As a result of the impact that COVID-19 is having in different countries around the world, including its outbreak in the countries where we operate, Coca-Cola Andina has taken measures necessary to protect its collaborators and to ensure the continuity of the company’s operations.

Among the measures it has adopted to protect its collaborators are the following:

•	campaign to educate our employees on actions to be taken to avoid the spread of COVID-19;
•	sending home any collaborator that has been exposed to the virus;
•	implementation of additional cleaning protocols for our facilities;
•	modifying certain work practices and activities, keeping customer service:
-	home office has been implemented for those positions where work can be performed remotely
-	domestic and international traveling has been canceled
•	providing personal protective equipment to all our collaborators who need to keep working at plants and distribution centers, as well as to truck drivers and assistants, including face masks and sanitizers.

Since mid-March last year, governments of the countries where the Company operates, have adopted several measures to reduce infection rates of COVID-19. Among these measures are, the closing of schools, universities, shopping centers, restaurants and bars, prohibiting social gathering events, issuing stay-at-home orders and establishing quarantine requirements, imposing additional sanitary requirements on exports and imports, and limiting international travel and closing borders. Governments in the countries where we operate have also announced economic stimulus programs for families and businesses, including in Argentina a temporary restriction on workforce reductions. To date, none of our plants has had to suspend their operations.

As a result of the COVID-19 pandemic and the restrictions imposed by the authorities in the four countries where we operate, we continue to see certain volatility in our sales across channels. During the fourth quarter, in consolidated terms, we continue to see a reduction in our sales volumes on the on-premise channel (albeit to a lesser extent than in previous quarters), consisting mainly of restaurants and bars. We have also observed that volume grows again in supermarkets and that the traditional channel is the one that continues to drive volume growth. Because the pandemic and the actions taken by governments are changing very rapidly, we believe it is too early to draw conclusions about changes in the long-term consumption pattern, and how these may affect our results of operations and financial results in the future.

Due to uncertainties regarding the COVID-19 pandemic and the above-mentioned government restrictions, including how long these conditions may persist, and the effects they will have on our sales volumes and our business in general, we cannot accurately predict the ultimate financial impact from these new trends. In any event, we estimate that the company will not face liquidity constraints, or difficulties in complying with covenants under our debt instruments. We do not anticipate any significant provisions or impairments at this time.

Finally, we reiterate our investment plan for 2021 that will return to precrisis levels, i.e. between approximately USD$ 160 – USD 180 million. Our investment plans are constantly monitored, and we cannot assure that we will completely fulfill it if there is a stronger flare-up of this health situation in the countries where we operate or for other unforeseen circumstance.

25 – EXPENSES BY NATURE

Other expenses by nature are:

	01.01.2021	01.01.2020
	03.31.2021	03.31.2020
Description	CLP (000’s)	CLP (000’s)
Direct production costs	275,069,875	255,758,386
Payroll and employee benefits	63,346,748	71,045,579
Transportation and distribution	41,690,572	38,427,409
Depreciation y amortization	22,818,732	28,002,841
Repairs and maintenance	6,139,454	6,122,473
Other expenses	20,836,052	29,301,364
Total (1)	429,901,433	428,658,052

(1)    Corresponds to the addition of cost of sales, administrative expenses and distribution costs

26 – OTHER INCOME

Other income by functio is detailed as follows:

	01.01.2021	01.01.2020
	03.31.2021	03.31.2020
Description	CLP (000’s)	CLP (000’s)
Gain on disposal of Property, plant and equipment	57,669	546
Others	171,974	596,996
Total	229,643	597,942

27 – OTHER EXPENSES BY FUNCTION

Other expenses by function are detailed as follows:

	01.01.2021	01.01.2020
	03.31.2021	03.31.2020
Description	CLP (000’s)	CLP (000’s)
Contingencies and non-operating fees	2,353,825	2,124,629
Tax on bank debts and other bank expenses	1,044,784	1,267,000
Write-offs, disposal and loss of Property, plant and equipment	(70,040)	(119,761)
Others	142,569	247,106
Total	3,471,138	3,518,974

28 – FINANCIAL INCOME AND COSTS

Financial income and costs are detailed as follows:

a)	Financial income

	01.01.2021	01.01.2020
	03.31.2021	03.31.2020
Description	CLP (000’s)	CLP (000’s)
Interest income	2,820,106	1,599,965
Guaranty restatement Ipiranga acquisition	1,158	-
Recovery PIS and COFINS credits (1)	-	-
Other financial income	993,203	511,783
Total	3,814,467	2,111,748

(1)	See Note 6 for more information regarding recovery

b)	Financial costs

	01.01.2021	01.01.2020
	03.31.2021	03.31.2020
Description	CLP (000’s)	CLP (000’s)
Bond interest	11,820,190	10,592,142
Bank loan interest	141,517	379,332
Other financial costs	925,584	1,422,590
Total	12,887,291	12,394,064

29 – OTHER (LOSSES) GAINS

Other (losses) gains are detailed as follows:

	01.01.2021	01.01.2020
	03.31.2021	03.31.2020
Description	CLP (000’s)	CLP (000’s)
Other income	-	855
Total	-	855

30 – LOCAL AND FOREIGN CURRENCY

Local and foreign currency balances are the following:

	03.31.2021	12.31.2020
CURRENT ASSETS	CLP (000’s)	CLP (000’s)
Cash and cash equivalent	208,294,736	309,530,699
USD	10,663,983	21,332,268
EUR	496,957	223,449
CLP	16,250,172	201,936,140
BRL	102,403,973	49,528,425
AR	38,574,100	14,821,502
PYG	39,905,551	21,688,915

Other current financial assets	221,858,127	140,304,853
CLP	219,913,881	139,449,882
BRL	741,991	10,171
AR	1,202,255	844,800

Other current non-financial assets	14,189,580	13,374,381
USD	469,545	1,723,989
EUR	18,918	621,516
UF	217,807	493,546
CLP	4,700,652	1,900,762
BRL	1,708,657	1,300,995
AR	5,482,773	6,052,294
PYG	1,591,228	1,281,279

Trade accounts and other accounts receivable	177,000,344	194,021,253
USD	607,622	901,930
EUR	3,369	-
UF	48,332	65,250
CLP	104,502,640	105,340,179
BRL	55,310,004	67,423,832
AR	11,634,512	14,928,954
PYG	4,893,865	5,361,108

Accounts receivable related companies	12,890,237	11,875,408
CLP	8,462,212	6,965,894
BRL	43,124	41,878
AR	4,384,901	4,867,636

Inventory	137,599,780	127,972,650
CLP	55,200,763	54,112,760
BRL	35,070,431	31,446,180
AR	36,094,929	32,214,119
PYG	11,233,657	10,199,591

Current tax assets	1,120,999	218,473
CLP	380,857	218,473
BRL	740,142	-
AR	-	-

Total current assets	772,953,804	797,297,717
USD	11,741,150	23,958,187
EUR	519,244	844,965
UF	266,139	558,796
CLP	409,411,177	509,924,089
BRL	196,018,322	149,751,481
AR	97,373,471	73,729,306
PYG	57,624,301	38,530,893

	03.31.2021	12.31.2020
NON-CURRENT ASSETS	CLP (000’s)	CLP (000’s)
Other non-current financial assets	187,809,389	162,013,278
UF	15,839,144	7,515,981
BRL	161,835,842	144,684,180
AR	10,134,403	9,813,117

Other non-current non-financial assets	77,219,385	90,242,672
UF	342,262	338,014
CLP	47,531	47,530
BRL	74,888,949	88,001,852
AR	1,846,512	1,825,631
PYG	94,131	29,645

Non-current accounts receivable	79,694	73,862
UF	33,365	32,219
AR	693	1,211
PYG	45,636	40,432

Non-current accounts receivable related companies	138,375	138,346
CLP	138,375	138,346

Investments accounted for using the equity method	86,057,949	87,956,354
CLP	51,339,440	50,628,307
BRL	34,718,509	37,328,047

Intangible assets other than goodwill	611,119,834	604,514,165
USD	3,959,421	3,959,421
CLP	306,319,483	306,202,181
BRL	128,794,248	139,166,117
AR	2,657,797	2,591,026
PYG	169,388,885	152,595,420

Goodwill	96,002,213	98,325,593
CLP	9,523,767	9,523,767
BRL	50,916,487	54,980,669
AR	28,371,635	27,343,642
PYG	7,190,324	6,477,515

Property, plant and equipment	596,843,055	605,576,545
CLP	252,733,127	255,963,912
BRL	163,700,225	179,286,945
AR	107,685,274	103,227,548
PYG	72,724,429	67,098,140

Deferred tax assets	1,872,572	1,925,870
CLP	1,872,572	1,925,870

Total non-current assets	1,657,142,466	1,650,766,685
USD	3,959,421	3,959,421
UF	16,214,771	7,886,214
CLP	621,974,295	624,429,913
BRL	614,854,260	643,447,810
AR	150,696,314	144,802,175
PYG	249,443,405	226,241,152

	03.31.2021			12.31.2020
	Up to 90 days	90 days up to 1 year	Total	Up to 90 days	90 days up to 1 year	Total
CURRENT LIABILITIES	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Other current financial liabilities	10,120,447	24,794,691	34,915,138	9,270,838	29,295,886	38,566,724
USD	74,465	1,134,721	1,209,186	72,655	6,704,245	6,776,900
UF	8,682,522	5,864,012	14,546,534	7,799,637	5,272,547	13,072,184
CLP	927,571	13,340,689	14,268,260	908,790	13,489,310	14,398,100
BRL	317,887	1,050,845	1,368,732	362,854	1,245,940	1,608,794
AR	62,600	1,899,958	1,962,558	70,950	1,578,082	1,649,032
PYG	55,402	1,504,466	1,559,868	55,952	1,005,762	1,061,714

Current trade accounts payable and other accounts payable	198,901,557	7,152,450	206,054,007	227,503,270	2,942,539	230,445,809
USD	12,685,579	-	12,685,579	8,972,065	-	8,972,065
EUR	6,184,104	-	6,184,104	1,622,411	-	1,622,411
CLP	97,582,953	7,152,450	104,735,403	108,670,085	2,942,539	111,612,624
BRL	47,227,377	-	47,227,377	58,136,480	-	58,136,480
AR	25,409,329	-	25,409,329	33,511,747	-	33,511,747
PYG	9,137,820	-	9,137,820	15,878,527	-	15,878,527
Other currencies	674,395	-	674,395	711,955	-	711,955

Current accounts payable to related companies	24,478,246	-	24,478,246	39,541,968	-	39,541,968
CLP	11,376,849	-	11,376,849	23,884,687	-	23,884,687
BRL	10,161,602	-	10,161,602	10,809,085	-	10,809,085
AR	2,939,795	-	2,939,795	4,848,196	-	4,848,196

Other current liabilities	1,039,928	529,169	1,569,097	805,842	529,495	1,335,337
CLP	1,039,928	490,598	1,530,526	805,842	494,748	1,300,590
PYG	-	38,571	38,571	-	34,747	34,747

Current tax liabilities	785,179	14,276,974	15,062,153	4,590,876	4,237,723	8,828,599
CLP	367,144	9,113,235	9,480,379	173,771	3,414,859	3,588,630
BRL	-	-	-	4,249,909	-	4,249,909
AR	418,035	3,575,357	3,993,392	167,196	439,641	606,837
PYG	-	1,588,382	1,588,382	-	383,223	383,223

Current employee Benefit provisions	8,152,705	10,007,120	18,159,825	17,027,427	14,043,592	31,071,019
CLP	729,866	3,503,042	4,232,908	1,168,973	5,799,389	6,968,362
BRL	7,269,388	-	7,269,388	15,325,256	-	15,325,256
AR	153,451	4,993,473	5,146,924	533,198	6,701,756	7,234,954
PYG	-	1,510,605	1,510,605	-	1,542,447	1,542,447

Other current non-financial liabilities	722,760	1,950,470	2,673,230	620,609	27,646,121	28,266,730
CLP	722,760	1,828,191	2,550,951	598,769	27,551,000	28,149,769
AR	-	16,691	16,691	21,840	-	21,840
PYG	-	105,588	105,588	-	95,121	95,121

Total current liabilities	244,200,822	58,710,874	302,911,696	299,360,830	78,695,356	378,056,186
USD	12,760,044	1,134,721	13,894,765	9,044,720	6,704,245	15,748,965
EUR	6,184,104	-	6,184,104	1,622,411	-	1,622,411
UF	8,682,522	5,864,012	14,546,534	7,799,637	5,272,547	13,072,184
CLP	112,747,071	35,428,205	148,175,276	136,210,917	53,691,845	189,902,762
BRL	64,976,254	1,050,845	66,027,099	88,883,584	1,245,940	90,129,524
AR	28,983,210	10,485,479	39,468,689	39,153,127	8,719,479	47,872,606
PYG	9,193,222	4,747,612	13,940,834	15,934,479	3,061,300	18,995,779
Other currencies	674,395	-	674,395	711,955	-	711,955

	03.31.2021				12.31.2020
	More than 1 year up to 3	More than 3 y up to 5	More than 5 years	Total	More than 1 year up to 3	More than 3 y up to 5	More than 5 years	Total
NON-CURRENT LIABILITIES	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Other non-current financial liabilities	31,395,728	283,733,536	680,813,398	995,942,662	31,811,687	279,600,958	678,416,924	989,829,569
USD	327,264	263,714,311	210,818,219	474,859,794	366,652	259,746,604	207,280,189	467,393,445
UF	25,462,821	13,570,658	413,350,917	452,384,396	24,669,188	13,214,387	414,689,041	452,572,616
CLP	3,191,957	4,000,000	52,416,969	59,608,926	4,089,001	4,000,000	51,568,854	59,657,855
BRL	2,214,342	2,448,567	4,227,293	8,890,202	2,394,281	2,639,967	4,878,840	9,913,088
AR	119,744	-	-	119,744	128,930	-	-	128,930
PYG	79,600	-	-	79,600	163,635	-	-	163,635

Non-current accounts payable	307,271	-	-	307,271	295,279	-	-	295,279
CLP	307,271	-	-	307,271	293,176	-	-	293,176
AR	-	-	-	-	2,103	-	-	2,103

Accounts payable related companies	9,992,480	-	-	9,992,480	10,790,089	-	-	10,790,089
BRL	9,992,480	-	-	9,992,480	10,790,089	-	-	10,790,089

Other non-current provisions	781,756	45,615,794	-	46,397,550	789,016	47,945,920	-	48,734,936
BRL	-	45,615,794	-	45,615,794	-	47,945,920	-	47,945,920
AR	781,756	-	-	781,756	789,016	-	-	789,016

Deferred tax liabilities	11,877,672	36,277,842	101,642,909	149,798,423	10,677,151	38,508,424	104,483,972	153,669,547
CLP	1,937,589	1,036,191	86,378,686	89,352,466	1,604,289	1,070,325	90,781,152	93,455,766
BRL	-	35,241,651	-	35,241,651	-	37,438,099	-	37,438,099
AR	9,940,083	-	-	9,940,083	9,072,862	-	-	9,072,862
PYG	-	-	15,264,223	15,264,223	-	-	13,702,820	13,702,820

Non-current employee benefit provisions	1.014.420	163,113	13,246,762	14,424,295	911,873	145,165	12,578,520	13,635,558
CLP	435,550	163,113	13,246,762	13,845,425	378,733	145,165	12,578,520	13,102,418
PYG	578,870	-	-	578,870	533,140	-	-	533,140

Other non-financial liabilities	28,353	19,814,703	-	19,843,056	35,315	21,436,733	-	21,472,048
BRL	-	19,814,703	-	19,814,703	-	21,436,733	-	21,436,733
AR	28,353	-	-	28,353	35,315	-	-	35,315

Other non-financial liabilities	-	-	-	-	20,597	-	-	20,597
CLP	-	-	-	-	20,597	-	-	20,597

Total non-current liabilities	55,397,680	385,604,988	795,703,069	1,236,705,737	55,331,007	387,637,200	795,479,416	1,238,447,623
USD	327,264	263,714,311	210,818,219	474,859,794	366,652	259,746,604	207,280,189	467,393,445
UF	25,462,821	13,570,658	413,350,917	452,384,396	24,669,188	13,214,387	414,689,041	452,572,616
CLP	5,872,367	5,199,304	152,042,417	163,114,088	6,385,796	5,215,490	154,928,526	166,529,812
BRL	12,206,822	103,120,715	4,227,293	119,554,830	13,184,370	109,460,719	4,878,840	127,523,929
AR	10,869,936	-	-	10,869,936	10,028,226	-	-	10,028,226
PYG	658,470	-	15,264,223	15,922,693	696,775	-	13,702,820	14,399,595

31 – ENVIRONMENT

The Company has made disbursements for improvements in industrial processes, equipment to measure industrial waste flows, laboratory analysis, consulting on environmental impacts and others.

These disbursements by country are detailed as follows:

	2021 period		Future commitments
		Capitalized to		To be Capitalized to
Country	Recorded as Expenses	Property, plant and equipment	To be Recorded as Expenses	Property, plant and equipment
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Chile	324,057	-	-	-
Argentina	113,423	-	13,336	-
Brazil	256,784	18,576	238,616	1,758,275
Paraguay	16,629	-	-	-
Total	710,893	18,576	251,952	1,758,275

32 – SUBSEQUENT EVENTS

No other events have occurred after March 31, 2021 that may significantly affect the Company's consolidated financial situation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By:	/s/ Andrés Wainer
Name: Andrés Wainer
Title: Chief Financial Officer

Santiago, May 14, 2021